FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

This Report on Form 6-K with respect to our quarterly results for the three-month and nine month period ended September 30, 2020 is hereby incorporated by reference in the following HSBC Holdings plc registration statements: Registration Statements on Form F-3 (Nos. 333-92024, 333-135007, 333-158065, 333-180288, 333-202420, 333-223191) and Registration Statement on Form F-4 (No. 333-126531).

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form
6-K.

27 OCTOBER 2020
HSBC HOLDINGS PLC
3Q20 EARNINGS RELEASE
Noel Quinn, Group Chief Executive, said:
“These were promising results against a backdrop of the continuing impacts of Covid-19 on the global economy. I'm pleased with the significantly lower credit losses in the quarter, and we are moving at pace to adapt our business model to a protracted low interest rate environment. We are accelerating the transformation of the Group, moving our focus from interest-rate sensitive business lines towards fee-generating businesses, and further reducing our operating costs. We also intend to increase our rate of investment in Asia, particularly in wealth, the Greater Bay Area, south Asia, trade finance and sustainable finance.
The Group’s capital and liquidity ratios strengthened further in the quarter despite the challenging economic conditions. A decision on whether to pay a dividend for the 2020 financial year will depend on economic conditions in early 2021, and be subject to regulatory consultation. We will seek to pay a conservative dividend if circumstances allow.”
Financial performance (vs. 3Q19)
•Reported profit after tax down 46% to $2.0bn and reported profit before tax down 36% to $3.1bn, mainly from lower revenue. Results in 3Q20 included our share of an impairment of goodwill by our associate, The Saudi British Bank ('SABB'), of $0.5bn. Adjusted profit before tax down 21% to $4.3bn.
•Our operations in Asia continued to perform resiliently with reported profit before tax in 3Q20 of $3.2bn, despite interest rate headwinds.
•Reported revenue down 11% to $11.9bn, reflecting the impact of interest rate reductions on our deposit franchises across all global businesses, partly offset by favourable market impacts in life insurance manufacturing. Reported revenue was also partly offset by a favourable movement in credit and funding valuation adjustments and higher revenue in Global Markets.
•Net interest margin ('NIM') of 1.20%, down 36 basis points ('bps') from 3Q19. NIM was down 13bps from 2Q20, reflecting the continuing impact of interest rate reductions due to the Covid-19 outbreak.
•Reported expected credit losses and other credit impairment charges (‘ECL’) down $0.1bn to $0.8bn. The 3Q20 charge reflected a stabilisation of the forward economic outlook from 2Q20, while wholesale stage 3 charges were in part offset by increased releases related to historical default cases.
•Reported operating expenses down 1% and adjusted operating expenses down 3%, despite continued investment, due to the impact of our cost-saving initiatives, reduced discretionary expenditure and a lower performance-related pay accrual.
•Common equity tier 1 capital (‘CET1’) ratio of 15.6%, up 0.6% from 15.0% at 2Q20, reflecting a decrease in RWAs (on a constant currency basis), capital generation through profits and foreign currency translation differences.
Financial performance (vs. 9M19)
•Reported profit after tax down 62% to $5.2bn and reported profit before tax down 57% to $7.4bn from higher ECL and lower revenue, partly offset by a fall in operating expenses. Reported results included a $1.3bn impairment of software intangibles and the non-recurrence of an $828m dilution gain in 9M19. Adjusted profit before tax down 44% to $9.9bn.
•Reported revenue down 9% to $38.7bn, primarily due to the progressive impact of interest rate reductions across our global businesses, in part offset by higher revenue in Global Markets. Adjusted revenue down 6% to $38.5bn.
•Reported ECL up $5.6bn to $7.6bn, mainly due to the impact of the Covid-19 outbreak and the forward economic outlook. Allowance for ECL on loans and advances to customers up from $8.7bn at 31 December 2019 to $13.7bn at 30 September 2020.
•Reported operating expenses down 3% and adjusted operating expenses down 4%, as a reduction in the performance-related pay accrual and lower discretionary expenditure more than offset the impact of continued investment.
Outlook
•Geopolitical risk, particularly relating to trade and other tensions between the US and China, remains heightened. There also remains uncertainty regarding the UK's withdrawal from the European Union ('EU'). Trade talks between the UK and the EU are ongoing and there remains a possibility that there may not be a trade deal agreed by the end of 2020.
•We expect lower global interest rates to continue to put pressure on net interest income. Based on current interest rates, we expect further net interest income headwinds in 4Q20, with some stabilisation as we move into 2021.
•Our ECL charge for 2020 is currently trending towards the lower end of the $8bn to $13bn range. This latest guidance, which continues to be subject to a high degree of uncertainty due to Covid-19 and geopolitical tensions, assumes that the likelihood of further significant deterioration in the current economic outlook is low, and that stage 3 impairments from now until the end of 2020 are broadly in line with the average quarterly charge for the year to date.
•We expect to reduce the Group's 2022 annual cost base beyond our original $31bn target, through exceeding our $4.5bn gross cost savings target. We expect to incur more than $6bn in ‘cost to achieve’ expenditure to generate these saves.
•We expect to exceed our $100bn gross risk-weighted asset ('RWA') reduction target by the end of 2022. This is expected to allow more resources to be allocated to areas of competitive advantage, higher returns and growth.
•We intend to provide a more detailed and updated transformation plan at our 2020 full-year results, as we finalise our work on costs, capital and RWA deployment. We also intend to provide an update on our medium-term financial targets.
•Based on our results for 2020 and our forecasts for 2021, the Board will consider whether to pay a conservative dividend for 2020. Any such dividend would be dependent on the economic outlook in early 2021, and be subject to regulatory consultation. A final determination is expected to be made and communicated in February 2021 with our 2020 full-year results. We also expect to communicate our revised policy for dividends for 2021 and beyond at the same time.

Earnings Release – 3Q20

Key financial metrics

		Nine months ended		Quarter ended
		30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	Footnotes	2020	2019	2020	2020	2019
Reported results
Reported revenue ($m)		38,672	42,727	11,927	13,059	13,355
Reported profit before tax ($m)		7,392	17,244	3,074	1,089	4,837
Reported profit after tax ($m)		5,164	13,732	2,039	617	3,795
Profit attributable to the ordinary shareholders of the parent company ($m)		3,336	11,478	1,359	192	2,971
Cost efficiency ratio (%)		63.5	59.2	67.4	66.4	61.0
Basic earnings per share ($)		0.17	0.57	0.07	0.01	0.15
Diluted earnings per share ($)		0.16	0.57	0.07	0.01	0.15
Net interest margin (%)		1.35	1.59	1.20	1.33	1.56
Alternative performance measures
Adjusted revenue ($m)		38,542	41,162	12,065	13,433	13,347
Adjusted profit before tax ($m)		9,939	17,693	4,304	2,596	5,418
Adjusted cost efficiency ratio (%)		58.0	56.7	61.4	55.4	57.0
Expected credit losses and other credit impairment charges (‘ECL’) (annualised) as % of average gross loans and advances to customers (%)		0.96	0.25	0.30	1.49	0.32
Return on average ordinary shareholders' equity (annualised) (%)		2.7	9.2	3.2	0.5	7.0
Return on average tangible equity (annualised) (%)	1	3.5	9.5	2.9	3.5	6.4

		At
		30 Sep	30 Jun	31 Dec
	Footnotes	2020	2020	2019
Balance sheet
Total assets ($m)		2,955,935	2,922,798	2,715,152
Net loans and advances to customers ($m)		1,041,340	1,018,681	1,036,743
Customer accounts ($m)		1,568,714	1,532,380	1,439,115
Average interest-earning assets, year to date ($m)		2,070,703	2,034,939	1,922,822
Loans and advances to customers as % of customer accounts (%)		66.4	66.5	72.0
Total shareholders’ equity ($m)		191,904	187,036	183,955
Tangible ordinary shareholders’ equity ($m)		152,260	147,879	144,144
Net asset value per ordinary share at period end ($)	2,3	8.41	8.17	8.00
Tangible net asset value per ordinary share at period end ($)	3	7.55	7.34	7.13
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)	4	15.6	15.0	14.7
Risk-weighted assets ($m)	4	857,024	854,552	843,395
Total capital ratio (%)	4	21.2	20.7	20.4
Leverage ratio (%)	4	5.4	5.3	5.3
High-quality liquid assets (liquidity value) ($bn)		654	654	601
Liquidity coverage ratio (%)		147	148	150
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)		20,173	20,162	20,206
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)		20,227	20,198	20,280
Average basic number of $0.50 ordinary shares outstanding (millions)	5	20,164	20,162	20,158
Dividend per ordinary share (in respect of the period) ($)	5	—	—	0.30
1    Annualised profit attributable to ordinary shareholders, excluding impairment of goodwill and other intangible assets and changes in present value of in-force insurance contracts (‘PVIF’) (net of tax), divided by average ordinary shareholders’ equity excluding goodwill, PVIF and other intangible assets (net of deferred tax).
2    The definition of net asset value per ordinary share is total shareholders' equity less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue excluding shares the company has purchased and are held in treasury.
3    Excludes impact of $0.10 per share dividend in 1Q19, following a June 2019 change in accounting practice on the recognition of interim dividends, from the date of declaration to the date of payment.
4    Unless otherwise stated, regulatory capital ratios and requirements are calculated in accordance with the transitional arrangements of the Capital Requirements Regulation in force in the EU at the time, including the regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’ in article 473a. The capital ratios and requirements are reported in accordance with the revised Capital Requirements Regulation and Directive (‘CRR II’), as implemented. Leverage ratios are calculated using the end point definition of capital and the IFRS 9 regulatory transitional arrangements.
5    For these metrics, 31 December 2019 is calculated on a full-year basis.

2	HSBC Holdings plc Earnings Release 3Q20

Contents
	Page		Page
Highlights	1	Credit risk	19
Key financial metrics	2	Capital adequacy	29
Business highlights	3	Leverage	30
Approach to risk management	3	Risk-weighted assets	30
Geopolitical and macroeconomic risks	3	Summary information – global businesses	31
Adjusted performance	5	Reconciliation of reported and adjusted risk-weighted assets	36
Financial performance	7	Summary information – geographical regions	37
Cautionary statement regarding forward-looking statements	16	Dividend on preference shares	42
Summary consolidated income statement	18	Terms and abbreviations	43
Summary consolidated balance sheet	19

HSBC Holdings plc will be conducting a trading update conference call with analysts and investors today to coincide with the publication of its Earnings Release. The call will take place at 07.30am GMT. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investors.
Note to editors
HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in
64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of $2,956bn at 30 September 2020, HSBC is one of the world’s largest banking and financial services organisations.

Business highlights
On 18 February, the Group announced a substantial transformation programme designed to ensure HBSC is fit for the future, with plans to reshape underperforming businesses, simplify the organisation and reduce costs. During the third quarter, we continued to make progress with this programme, including further reducing RWAs in our Global Banking and Markets ('GBM') business. In addition, we continued to increase investments in technology to improve the customer experience and efficiency, including a new digital multi-currency wallet, launched in Singapore for our Global Liquidity and Cash Management customers. Also, we launched VisionGo in Hong Kong, a digital community platform for small businesses and entrepreneurs, which has already attracted over 8,000 members.
However, given the significant changes in the operating environment, we intend to accelerate the transformation of the Group. We expect to reduce the Group's 2022 annual cost base beyond our original $31bn target, while sustaining investment in our focus areas. We also expect to exceed our target to reduce RWAs by $100bn in low-returning areas. This is expected to allow more resources to be allocated to areas of competitive advantage, higher returns and growth. We are finalising our work on costs, capital and RWA deployment and intend to provide a more detailed and updated transformation plan with our full-year results in February 2021.
We are continuing with the strategic review of our retail banking operations in France and we will provide an update on our plans at or before our 2020 full-year results.
In the US, the management team is making good progress in executing the current business plan at pace. RWAs in our US business at 3Q20 were 8% lower than at 3Q19. In addition, full-time equivalent staff ('FTE') were 9% lower than at 31 December 2019 and 80 US retail branches have been successfully closed and consolidated. However, given the current economic climate, we are pursuing options to accelerate the transformation of this business and intend to provide an update at our 2020 full-year results.

Approach to risk management
We have in place a comprehensive risk management framework. We operate our own wide-ranging stress testing programme, as well as regulatory driven stress tests, to assess risk impacts of severe, adverse, but plausible events at legal entity, regional and overall Group levels. This stress testing programme is a key part of our capital and liquidity risk management and planning. Stress testing provides management with key insights into the potential impacts of, and mitigants to, severely adverse events on the Group, and provides information to regulators on the Group's financial stability. Given the nature of the Covid-19 crisis, additional mitigating actions may be required.
At 30 September 2020, our CET1 ratio was 15.6%, compared with 14.7% at 31 December 2019, and our liquidity coverage ratio ('LCR') was 147%. Our capital, funding and liquidity positions are expected to help us to continue supporting our customers throughout the current geopolitical and macroeconomic uncertainty.

Geopolitical and macroeconomic risks
The Group’s results and outlook continue to be impacted by developments in the external risk environment, including the items referred to below, which detail the key developments in the third quarter of 2020. For further information on the risks that the Group faces, see pages 76 to 83 of the Annual Report and Accounts 2019 and pages 50 to 54 of the Interim Report 2020.
Geopolitical risk to our operations and portfolios
US-China tensions remain heightened. In June 2020, the National People's Congress of China enacted the Hong Kong national security law. In response, among other steps, the US President signed into law the Hong Kong Autonomy Act, and issued Executive Order 13936, providing authority to impose sanctions against entities and individuals determined to have undermined Hong Kong’s autonomy.
The Hong Kong Autonomy Act also provides authority to impose secondary sanctions against non-US financial institutions determined to have knowingly conducted a significant transaction for any individual or entity subject to primary sanctions under the act.

HSBC Holdings plc Earnings Release 3Q20	3

Earnings Release – 3Q20
On 7 August, the US Department of Treasury imposed sanctions on 11 individuals under Executive Order 13946. Following this, on 14 October 2020, the US State Department released the list of ‘Foreign Persons Materially Contributing to the Failure of the PRC To Meet Its Obligations Under the Joint Declaration and Basic Law’ as required under the Hong Kong Autonomy Act, which largely overlapped with the list of persons already designated under Executive Order 13936. Further individuals or entities could be identified under Executive Order 13936 and/or the Hong Kong Autonomy Act. We are reviewing the operational impact of these developments. Pursuant to the Hong Kong Autonomy Act, within 30 to 60 days following the publication of the 14 October list, the US State Department is expected to publish a second report listing any non-US financial institutions that have knowingly conducted a significant transaction for any individual or entity named in the 14 October report. This report is the basis for the potential imposition of secondary sanctions. In addition, the forthcoming US presidential election is creating further geopolitical uncertainty.
Investor and business sentiment in some sectors in Hong Kong remains dampened and ongoing tensions could result in an increasingly fragmented trade and regulatory environment. The retail and leisure sectors also remain particularly affected by a decrease in tourism, resulting from both ongoing tensions and the Covid-19 pandemic. However, the financial services sector in Hong Kong has remained strong and has benefited from stable liquidity conditions.
The financial impact to the Group of geopolitical risks in Asia is heightened due to the strategic importance of the region, and Hong Kong in particular, in terms of profitability and prospects for growth. We continue to monitor the situation.
Risks related to Covid-19
After an initial decrease in levels of Covid-19 in the third quarter in many regions, further waves of infections are now emerging. While governments in some countries and territories have continued to ease the broad restrictions that had been imposed to limit the spread of Covid-19, social distancing and tight border restrictions remain commonplace, and are limiting the extent and pace of economic recovery.
The Covid-19 outbreak has led to a significant weakening in GDP in many of our markets, although regions and sectors have rebounded to differing levels from their previous low points. Economic consensus forecasts have stabilised in recent months and monthly changes to the forecasts have become smaller, while notably the consensus forecast for UK GDP for 2020 deteriorated in September 2020. However, the economic consensus forecasts for key markets continue to predict a 'V-shaped' recovery in 2021, albeit there is wide dispersion in forecast expectations.
While the longer-term effects of the outbreak on businesses are uncertain, we believe HSBC's financial position allows us to continue to help support our customers. The management of capital and liquidity remains a key focus area and is being continually monitored both at Group and entity levels.
The nature and scale of the Covid-19 crisis has necessitated strong responses from governments, central banks and regulators, and the outbreak has also resulted in changes in the behaviours of our retail and wholesale customers. These factors have impacted the performance of our expected credit loss models, requiring enhanced monitoring of model outputs and use of compensating controls, specifically model adjustments based on the credit expert judgement of senior risk managers. In addition, we have built up our operational capacity rapidly in response to government and central bank support measures aimed at combating the impacts of the Covid-19 outbreak, and have been responding to complex conduct considerations and heightened risk of fraud related to these programmes.
UK withdrawal from the European Union
The UK left the EU on 31 January 2020 and entered a transition period until 31 December 2020. During the transition period, the UK continues to be bound by EU laws and regulations. Beyond that date, there is no certainty on what the future relationship between the UK and the EU will be. Trade talks are ongoing and there remains a possibility that there may not be a trade deal agreed by 31 December 2020. This possible outcome is only partly reflected in our probability-weighted ECL at 3Q20 and, therefore, there is a risk of additional ECL charges, particularly in the UK in 4Q20, if the UK and the EU fail to reach a trade agreement.
Our global presence and diversified customer base is expected to help mitigate the direct impacts on our financial position in a scenario where the transition period ends without a UK-EU trade agreement being in place. Our existing footprint in the EU, and in particular our French subsidiary, provides a strong foundation for us to build upon, which will be retained regardless of the outcome of our strategic review of our retail banking operations in France. As part of our stress testing programme, a number of internal macroeconomic and event-driven scenarios were assessed to support our planning for, and evaluation of, the impact of the UK’s withdrawal from the EU without a trade agreement. These stress scenarios incorporate risks associated with the UK withdrawal from the EU and the impact of the Covid-19 outbreak. As part of this analysis, HSBC Bank plc, our non-ring-fenced bank in Europe, and HSBC UK Bank plc, our ring-fenced bank in Europe, have also considered a range of internal strategic management actions to further support our ability to withstand potential shocks. However, the prospect of exiting the transition period without a trade agreement is likely to increase market volatility and economic risk, particularly in the UK, which could adversely impact our profitability and prospects for growth in this market.
Market environment
Central banks have reduced interest rates in most financial markets due to the adverse impact on the timelines and the path for economic recovery from the Covid-19 outbreak, which has in turn increased the likelihood of negative interest rates. This raises a number of risks and concerns, such as the readiness of our systems and processes to accommodate zero or negative rates, the resulting impacts on customers, regulatory constraints and the financial implications given the significant impact that prolonged low interest rates are likely to have on our net interest income. For some products, we have floored deposit rates at zero or made decisions not to charge negative rates. This, alongside loans repriced at lower rates, will result in our commercial margins being compressed, which is expected to be reflected in our profitability. The pricing of this risk will need to be carefully considered. These factors may challenge the long-term profitability of the banking sector, including HSBC, and will be considered as part of the Group’s transformation programme.

4	HSBC Holdings plc Earnings Release 3Q20

Implications on our financial performance
The above factors continue to cause disruption to economic activity globally and there could be further adverse impacts on our income due to lower lending and transaction volumes, and lower wealth and insurance manufacturing revenue due to equity market volatility. Lower interest rates globally will negatively impact net interest income and increase the cost of guarantees for insurance manufacturing. There could also be adverse impacts on other assets, such as our investment in Bank of Communications Co., Limited ('BoCom'), given the difference between the fair value and the carrying value of that investment. The excess of the value-in-use of BoCom and its carrying value has reduced over the period, increasing the risk of impairment in the future.
There may also be material balance sheet impacts. These may include downward customer credit rating migration, which could negatively impact our RWAs and capital position, and potential liquidity impacts due, among other factors, to increased customer drawdowns, notwithstanding the significant initiatives that governments and central banks have put in place to support the economy following the Covid-19 outbreak.

Adjusted performance
Adjusted performance is computed by adjusting reported results for the effects of foreign currency translation differences and significant items, which both distort period-on-period comparisons.
We consider adjusted performance to provide useful information for investors by aligning internal and external reporting, identifying and quantifying items management believes to be significant, and providing insight into how management assesses period-on-period performance.
Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies. We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and understand better the underlying trends in the business.

Foreign currency translation differences
Foreign currency translation differences for 9M20 and 3Q20 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
•the income statements for 9M19 at the average rate of exchange for 9M20;
•the income statements for quarterly periods at the average rates of exchange for 3Q20; and
•the closing prior period balance sheets at the prevailing rates of exchange at 30 September 2020.
No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of HSBC’s Argentinian subsidiaries have not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Significant items
‘Significant items’ refers collectively to the items that management and investors would ordinarily identify and consider separately to improve the understanding of the underlying trends in the business.
The tables on pages 31 to 41 detail the effects of significant items on each of our global business segments and geographical regions during 9M20, 9M19, 3Q20, 2Q20 and 3Q19.
Adjusted performance – foreign currency translation of significant items
The foreign currency translation differences related to significant items are presented as a separate component of significant items. This is considered a more meaningful presentation as it allows better comparison of period-on-period movements in performance.
Global business performance
The Group Chief Executive, supported by the rest of the Group Executive Committee (‘GEC’) (previously the Group Management Board), is considered to be the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group‘s reportable segments.
The Group Chief Executive and the rest of the GEC review operating activity on a number of bases, including by global business and geographical region. Global businesses are our reportable segments under IFRS 8 ‘Operating Segments’. Global business results are assessed by the CODM on the basis of adjusted performance, which removes the effects of significant items and currency translation from reported results. We therefore present these results on an adjusted basis as required by IFRSs. A reconciliation of the Group’s adjusted results to the Group’s reported results is presented below.
Effective from 2Q20, we made the following realignments within our internal reporting to the GEC and CODM:
•We simplified our matrix organisational structure by combining Global Private Banking and Retail Banking and Wealth Management to form Wealth and Personal Banking ('WPB').
•We reallocated our reporting of Balance Sheet Management, hyperinflation accounting in Argentina and Holdings net interest expense from Corporate Centre to the global business.
Comparative data have been re-presented accordingly. Supplementary reconciliations of adjusted to reported results by global business are presented on pages 31 to 36 for information purposes.
Management view of adjusted revenue
Our global business segment commentary includes tables that provide breakdowns of adjusted revenue by major product. These reflect the basis on which revenue performance of the businesses is assessed and managed.

HSBC Holdings plc Earnings Release 3Q20	5

Earnings Release – 3Q20

Reconciliation of reported and adjusted results
		Nine months ended		Quarter ended
		30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
		2020	2019	2020	2020	2019
	Footnotes	$m	$m	$m	$m	$m
Revenue
Reported	1	38,672	42,727	11,927	13,059	13,355
Currency translation			(605)		279	76
Significant items		(130)	(960)	138	95	(84)
– customer redress programmes		22	118	48	(26)	118
– disposals, acquisitions and investment in new businesses		8	(823)	—	1	4
– fair value movements on financial instruments	2	(310)	(260)	(11)	58	(210)
– restructuring and other related costs	3	150	—	101	58	—
– currency translation of significant items			5		4	4
Adjusted		38,542	41,162	12,065	13,433	13,347
Change in expected credit losses and other credit impairment charges
Reported		(7,643)	(2,023)	(785)	(3,832)	(883)
Currency translation			92		(118)	40
Adjusted		(7,643)	(1,931)	(785)	(3,950)	(843)
Operating expenses
Reported		(24,568)	(25,296)	(8,041)	(8,675)	(8,147)
Currency translation			376		(226)	(78)
Significant items		2,215	1,578	630	1,461	620
– costs of structural reform	4	—	126	—	—	35
– customer redress programmes		53	1,098	3	49	488
– impairment of goodwill and other intangibles		1,082	—	57	1,025	—
– restructuring and other related costs	5	1,072	427	567	335	140
– settlements and provisions in connection with legal and regulatory matters		8	(66)	3	4	(64)
– currency translation of significant items			(7)		48	21
Adjusted		(22,353)	(23,342)	(7,411)	(7,440)	(7,605)
Share of profit in associates and joint ventures
Reported		931	1,836	(27)	537	512
Currency translation			(32)		16	7
Significant items		462	—	462	—	—
– impairment of goodwill	6	462	—	462	—	—
– currency translation of significant items			—		—	—
Adjusted		1,393	1,804	435	553	519
Profit before tax
Reported		7,392	17,244	3,074	1,089	4,837
Currency translation			(169)		(49)	45
Significant items		2,547	618	1,230	1,556	536
– revenue		(130)	(960)	138	95	(84)
– operating expenses		2,215	1,578	630	1,461	620
– share in profit of associates and joint ventures		462	—	462	—	—
Adjusted		9,939	17,693	4,304	2,596	5,418
Loans and advances to customers (net)
Reported		1,041,340	1,017,833	1,041,340	1,018,681	1,017,833
Currency translation			24,480		23,303	24,480
Adjusted		1,041,340	1,042,313	1,041,340	1,041,984	1,042,313
Customer accounts
Reported		1,568,714	1,373,741	1,568,714	1,532,380	1,373,741
Currency translation			31,188		32,692	31,188
Adjusted		1,568,714	1,404,929	1,568,714	1,565,072	1,404,929
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3 Comprises losses associated with the RWA reduction commitments we made at our business update in February 2020.
4    Comprises costs associated with preparations for the UK’s exit from the European Union.
5    Includes impairment of software intangible assets of $173m (of the total software intangible asset impairment of $1,320m) and impairment of tangible assets of $124m.
6    During the year, The Saudi British Bank ('SABB'), an associate of HSBC, impaired the goodwill that arose following the merger with Alawwal bank in 2019. HSBC's post-tax share of the goodwill impairment was $462m.

6	HSBC Holdings plc Earnings Release 3Q20

Financial performance

Distribution of results by global business
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2020	2019	2020	2020	2019
	$m	$m	$m	$m	$m
Adjusted profit/(loss) before tax
Wealth and Personal Banking	3,121	6,798	1,426	994	1,973
Commercial Banking	1,360	5,540	1,176	(502)	1,631
Global Banking and Markets	3,780	3,960	1,232	1,684	1,223
Corporate Centre	1,678	1,395	470	420	591
Total	9,939	17,693	4,304	2,596	5,418

Distribution of results by geographical region
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2020	2019	2020	2020	2019
	$m	$m	$m	$m	$m
Reported profit/(loss) before tax
Europe	(2,976)	(944)	84	(2,549)	(424)
Asia	10,556	14,431	3,187	3,629	4,651
Middle East and North Africa	(326)	2,041	(300)	(70)	305
North America	16	1,045	(7)	134	299
Latin America	122	671	110	(55)	6
Total	7,392	17,244	3,074	1,089	4,837
Adjusted profit/(loss) before tax
Europe	(1,561)	295	398	(1,294)	84
Asia	10,568	14,509	3,215	3,742	4,695
Middle East and North Africa	200	1,226	186	(30)	303
North America	588	1,101	375	222	319
Latin America	144	562	130	(44)	17
Total	9,939	17,693	4,304	2,596	5,418
Tables showing adjusted profit before tax by global business and region are presented to support the commentary on adjusted performance on the following pages.
The tables on pages 31 to 41 reconcile reported to adjusted results for each of our global business segments and geographical regions.
Group
3Q20 compared with 3Q19 – reported results

Movement in reported profit before tax compared with 3Q19
	Quarter ended
	30 Sep	30 Sep	Variance
	2020	2019	3Q20 vs. 3Q19
	$m	$m	$m	%
Revenue	11,927	13,355	(1,428)	(11)
ECL	(785)	(883)	98	11
Operating expenses	(8,041)	(8,147)	106	1
Share of profit from associates and JVs	(27)	512	(539)	(105)
Profit before tax	3,074	4,837	(1,763)	(36)
Tax expense	(1,035)	(1,042)	7	1
Profit after tax	2,039	3,795	(1,756)	(46)

Reported profit
Reported profit after tax of $2.0bn was $1.8bn or 46% lower than in 3Q19.
Reported profit before tax of $3.1bn was $1.8bn or 36% lower, primarily reflecting a reduction in reported revenue. Reported revenue fell mainly from the impact of lower interest rates on our deposit franchises, and lower share of profit from our associate SABB, reflecting our share of an impairment of the goodwill it recognised on the completion of the merger with Alawwal bank in 2019. These factors were in part offset by lower reported operating expenses and a reduction in reported ECL.
Reported profit before tax also included favourable market impacts in life insurance manufacturing in WPB of $126m (3Q19: $225m adverse), favourable credit and funding valuation adjustments in GBM of $32m (3Q19: $160m adverse), and adverse fair value movements on our long-term debt and associated swaps in Corporate Centre of $32m (3Q19: $76m favourable).
Reported revenue
Reported revenue of $11.9bn was $1.4bn or 11% lower than in 3Q19. The reduction primarily reflected lower net interest income as a result of the progressive impact of lower interest rates across our major markets, notably affecting our deposit franchises in WPB and in Global Liquidity and Cash Management ('GLCM') in Commercial Banking ('CMB') and GBM. While we grew average interest-earning assets compared with 3Q19, interest-bearing liabilities also increased. As a result, in conjunction with the rate environment, there

HSBC Holdings plc Earnings Release 3Q20	7

Earnings Release – 3Q20
continued to be downward pressure on NIM, which we expect to continue in future quarters. The reduction in net interest income was partly offset by favourable market impacts in life insurance manufacturing, compared with adverse movements in 3Q19, following a continued recovery of global equity prices after the large reductions in 1Q20.
In addition, revenue increased in GBM, despite lower revenue in GLCM. This was mainly due to a favourable movement in credit and funding valuation adjustments and higher revenue in Global Markets.
There was a net adverse movement in significant items of $0.2bn, which was partly offset by favourable foreign currency translation differences of $0.1bn. The movement in significant items primarily related to fair value movements on financial instruments of $0.2bn. In addition, 3Q20 included restructuring and other related costs of $0.1bn associated with disposal losses related to the RWA reduction commitments we made at our business update in February 2020. We expect to incur additional disposal losses in future quarters as we progress with these reductions.
Reported ECL
Reported ECL were $0.8bn in 3Q20, $0.1bn lower compared with 3Q19. The charge in 3Q20 reflected the significant build up of stage 1 and stage 2 allowances in both 1Q20 and 2Q20 to reflect the worsening forward economic outlook due to the Covid-19 outbreak. In 3Q20, that outlook stabilised, which resulted in stage 1 and stage 2 allowances being broadly unchanged and a significantly lower ECL charge compared with 2Q20. In addition, the stage 3 charge in 3Q20, which primarily related to a small number of wholesale exposures, was partly offset by an increase in releases related to historical defaulted wholesale exposures.
The estimated impact of the Covid-19 outbreak has been incorporated in the ECL through additional scenario analysis, which considered differing severity and duration assumptions relating to the global pandemic. These included probability-weighted shocks to annual GDP and consequential impacts on unemployment and other economic variables, with differing economic recovery assumptions. Given the severity of the macroeconomic projections and the complexities of various government measures, which have never been modelled, additional judgemental adjustments have been made to our provisions.
For further details on the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of alternative/additional scenarios and post model-adjustments, see page 22.
Reported operating expenses
Reported operating expenses of $8.0bn were $0.1bn or 1% lower than in 3Q19 despite the impact of inflation and continued investment in business growth, including investments in our digital capabilities. This reflected reductions from our cost-saving initiatives, a reduction in discretionary expenditure and a lower performance-related pay accrual.
Significant items were broadly in line with 3Q19. This included:
•a $0.5bn fall in customer redress programme costs, primarily related to the mis-selling of PPI.
This was broadly offset by:
•higher restructuring and other related costs of $0.4bn, including a $0.1bn charge related to the impairment of tangible assets in France and the US; and
•a 3Q20 charge related to the impairment of intangibles of $0.1bn, which included the impairment of software intangibles in the US.
Foreign currency translation differences had an adverse impact of $0.1bn.
Reported share of profit from associates and JVs
Reported share of profit from associates and joint ventures was a net loss of $27m in 3Q20, primarily as we recognised our share of SABB's impairment of the goodwill it recognised on the completion of its merger with Alawwal bank in 2019. This compared with net income of $512m in 3Q19.
Group
3Q20 compared with 3Q19 – adjusted results

Movement in adjusted profit before tax compared with 3Q19
	Quarter ended
	30 Sep	30 Sep	Variance
	2020	2019	3Q20 vs. 3Q19
	$m	$m	$m	%
Revenue	12,065	13,347	(1,282)	(10)
ECL	(785)	(843)	58	7
Operating expenses	(7,411)	(7,605)	194	3
Share of profit from associates and JVs	435	519	(84)	(16)
Profit before tax	4,304	5,418	(1,114)	(21)
Adjusted profit
Adjusted profit before tax of $4.3bn was $1.1bn or 21% lower than in 3Q19, primarily reflecting a decline in adjusted revenue due to interest rate reductions, which affected all global businesses and particularly our deposit franchises. This was partly offset by lower adjusted operating expenses and a reduction in adjusted ECL.
Adjusted revenue
Adjusted revenue of $12.1bn was $1.3bn or 10% lower than in 3Q19, reflecting reductions in WPB and CMB, partly offset by an increase in GBM.
The reduction in revenue was primarily in net interest income due to the impact of the interest rate reductions during the first half of the year, mainly affecting our deposit franchises within WPB and in GLCM in CMB and GBM. This was partly offset by net favourable movements in market impacts in life insurance manufacturing in WPB of $333m due to the continued recovery in global equity prices following the reductions in 1Q20. In GBM, Global Markets revenue also increased, reflecting increased market volatility in our FICC business, and we recorded favourable movements in credit and funding valuation adjustments of $199m.

8	HSBC Holdings plc Earnings Release 3Q20

Adjusted ECL
Adjusted ECL were $0.8bn in 3Q20, $0.1bn lower than in 3Q19. The charge in the quarter primarily reflected the significant build up of stage 1 and stage 2 allowances in both 1Q20 and 2Q20 to reflect the worsening forward economic outlook due to the Covid-19 outbreak. In 3Q20, that outlook stabilised, which resulted in stage 1 and stage 2 allowances being broadly unchanged and a significantly lower ECL charge compared with 2Q20. In addition, the stage 3 charge in 3Q20, which primarily related to a small number of wholesale exposures across various sectors, was partly offset by an increase in releases related to historical defaulted wholesale exposures.
Adjusted operating expenses
Adjusted operating expenses of $7.4bn were $0.2bn or 3% lower than in 3Q19, notwithstanding the impact of inflation and continued investment in our digital capabilities. This reflected reductions from our cost-saving initiatives, lower discretionary expenditure and a lower performance-related pay accrual.
Adjusted share of profit from associates and JVs
Adjusted share of profit from associates and joint ventures of $0.4bn decreased by $0.1bn or 16%, primarily from a reduction in share of profit from BoCom.
Group
9M20 compared with 9M19 – reported results

Movement in reported profit before tax compared with 9M19
	Nine months ended
	30 Sep	30 Sep	Variance
	2020	2019	9M20 vs. 9M19
	$m	$m	$m	%
Revenue	38,672	42,727	(4,055)	(9)
ECL	(7,643)	(2,023)	(5,620)	>(200)
Operating expenses	(24,568)	(25,296)	728	3
Share of profit from associates and JVs	931	1,836	(905)	(49)
Profit before tax	7,392	17,244	(9,852)	(57)
Tax expense	(2,228)	(3,512)	1,284	37
Profit after tax	5,164	13,732	(8,568)	(62)
Reported profit
Reported profit after tax of $5.2bn was $8.6bn or 62% lower than in 9M19.
Reported profit before tax of $7.4bn was $9.9bn or 57% lower than in 9M19, due to a rise in reported ECL, primarily reflecting the impact of the Covid-19 outbreak on the economic outlook, and lower reported revenue, mainly due to the impact of interest rate reductions. Lower revenue also included the non-recurrence of an $828m dilution gain in 9M19 recognised on the completion of the merger of our associate SABB with Alawwal bank in Saudi Arabia. In 9M20, we incurred our share of an impairment of goodwill by SABB of $462m, which contributed to a reduction in reported share of profit from associates. These factors were in part mitigated by lower reported operating expenses.
Results in 9M20 included the impact of certain volatile items, notably adverse movements in market impacts in life insurance manufacturing in WPB of $218m (9M19: $72m adverse) and adverse credit and funding valuation adjustments in GBM of $322m (9M19: $147m adverse). Results also included favourable movements on our long-term debt and associated swaps in Corporate Centre of $163m (9M19: $219m favourable). Additionally in 9M19, results included disposal gains in WPB and CMB of $157m.
Reported operating expenses in 9M20 included a $1.3bn impairment of capitalised software, with $1.0bn included as a significant item within 'impairment of goodwill and other intangibles', and $0.2bn included within 'restructuring and other related costs'. This primarily related to businesses within HSBC Bank plc, and to a lesser extent our businesses in the US, reflecting underperformance and a deterioration in the future forecasts of these businesses, substantially relating to prior periods in HSBC Bank plc.
Reported revenue
Reported revenue of $38.7bn was $4.1bn or 9% lower than in 9M19, reflecting the progressive impact of 1Q20 interest rate reductions on net interest income across our global businesses, most notably in Retail Banking in WPB and GLCM in CMB and GBM. In addition, the reduction reflected the effects of a sharp fall in equity markets and a widening of credit spreads towards the end of 1Q20. There has been a partial recovery in equity markets and a narrowing of credit spreads in subsequent quarters. However, this has resulted in adverse market impacts in life insurance manufacturing in WPB, and adverse valuation movements in GBM compared with 9M19.
These factors were partly offset by growth in Global Markets revenue throughout the first nine months, as increased market volatility supported an improved FICC performance across Foreign Exchange, Rates and Credit.
Lower reported revenue included net adverse movements in significant items of $0.8bn primarily from the non-recurrence of a $0.8bn dilution gain in 9M19, as mentioned above. Significant items in 9M20 included restructuring and other related costs of $0.2bn associated with disposal losses related to the RWA reduction commitments we made at our business update in February. Foreign currency translation differences resulted in a further adverse movement of $0.6bn compared with 9M19.
Reported ECL
Reported ECL of $7.6bn were $5.6bn higher than in 9M19, with increases across all global businesses, primarily from charges relating to the global impact of the Covid-19 outbreak on the forward economic outlook.
The ECL charge in 9M20 reflected a significant increase in stage 1 and stage 2 allowances, notably in the first half of the year, to reflect the deterioration in the forward economic outlook globally as a result of the Covid-19 outbreak. Economic conditions subsequently stabilised, and as a result stage 1 and stage 2 allowances were broadly unchanged in 3Q20. Stage 3 charges in 9M20 increased compared with 9M19, with the rise largely related to wholesale exposures, including a significant stage 3 charge related to a CMB client in Singapore in 1Q20. Notably, stage 3 charges in 3Q20 were in part offset by an increase in releases related to historical defaulted wholesale exposures.

HSBC Holdings plc Earnings Release 3Q20	9

Earnings Release – 3Q20
Reported operating expenses
Reported operating expenses of $24.6bn were $0.7bn or 3% lower than in 9M19, primarily reflecting a lower performance-related pay accrual and a reduction in discretionary expenditure, while we continued to invest in technology. In addition, the reduction included favourable foreign currency translation differences of $0.4bn. This was partly offset by a net adverse movement in significant items of $0.6bn, which included:
•a $1.1bn impairment of goodwill and other intangibles in 9M20, primarily capitalised software related to the businesses within HSBC Bank plc, and to a lesser extent our businesses in the US. It reflected underperformance and a deterioration in the future forecasts of these businesses, substantially relating to prior periods in HSBC Bank plc; and
•restructuring and other related costs of $1.1bn in 9M20, of which $0.4bn related to severance, $0.2bn related to an impairment of software intangibles and $0.1bn related to the impairment of tangible assets in France and the US. This compared with restructuring and other related costs of $0.4bn in 9M19. We expect to incur ‘costs to achieve’ expenditure of $1.6bn for the 2020 full year.
This was partly offset by:
•customer redress programme costs of $0.1bn in 9M20, compared with $1.1bn in 9M19.
Reported share of profit from associates and JVs
Reported income from associates and joint ventures of $0.9bn decreased by $0.9bn or 49%, primarily reflecting our share of SABB's impairment of the goodwill it recognised on the completion of its merger with Alawwal bank in 2019. The remaining reduction reflected a lower share of profit recognised from our associates due to the impact of the Covid-19 outbreak and the lower interest rate environment.
Group
9M20 compared with 9M19 – adjusted results

Movement in adjusted profit before tax compared with 9M19
	Nine months ended
	30 Sep	30 Sep	Variance
	2020	2019	9M20 vs. 9M19
	$m	$m	$m	%
Revenue	38,542	41,162	(2,620)	(6)
ECL	(7,643)	(1,931)	(5,712)	>(200)
Operating expenses	(22,353)	(23,342)	989	4
Share of profit from associates and JVs	1,393	1,804	(411)	(23)
Profit before tax	9,939	17,693	(7,754)	(44)
Adjusted profit
Adjusted profit before tax of $9.9bn was $7.8bn or 44% lower than in 9M19, primarily from a rise in adjusted ECL and a fall in adjusted revenue. Adjusted ECL increased by $5.7bn, mainly from charges relating to the global impact of the Covid-19 outbreak on the forward economic outlook in the first half of 2020. Adjusted revenue decreased by $2.6bn or 6%, primarily from the progressive impact of interest rate reductions in all our global businesses, notably in our deposit franchises, partly offset by higher revenue from Global Markets. Adjusted operating expenses decreased by $1.0bn or 4% as we lowered the performance-related pay accrual and reduced discretionary expenditure while continuing to invest in our businesses.
Adjusted revenue
Adjusted revenue of $38.5bn was $2.6bn or 6% lower than in 9M19, reflecting falls in WPB (down $2.4bn) and CMB (down $1.3bn), partly offset by higher revenue in GBM (up $0.7bn) and Corporate Centre (up $0.4bn).
The reduction in adjusted revenue reflected the progressive impact of lower interest rates in many of the key markets in which we operate. This had an adverse impact on revenue in Retail Banking within WPB, and in GLCM within CMB and GBM, although we grew deposit balances across these businesses compared with 30 September 2019. In addition, the fall in revenue reflected the effects of a sharp fall in equity markets and a widening of credit spreads towards the end of 1Q20. There has been a partial recovery in equity markets and a narrowing of credit spreads in subsequent quarters. However, this resulted in an adverse movement in market impacts in life insurance manufacturing in WPB of $0.2bn. It also resulted in an adverse movement in credit and funding valuation adjustments of $0.2bn and a $0.2bn reduction in revenue in Principal Investments in GBM.
These reductions were partly offset by higher revenue in Global Markets as market volatility remained elevated. Revenue also rose in Corporate Centre.
Revenue relating to Balance Sheet Management (‘BSM’), HSBC Holdings net interest expense and Argentina hyperinflation was $0.5bn higher, primarily due to disposal gains in BSM. This revenue is allocated to our global businesses.
Adjusted ECL
Adjusted ECL, which removes the period-on-period effects of foreign currency translation differences, were $7.6bn, an increase of $5.7bn from 9M19. This increase occurred in WPB (up $1.6bn), CMB (up $3.0bn) and GBM (up $1.1bn) and mainly reflected charges related to the global impact of the Covid-19 outbreak and the forward economic outlook in all of our global businesses.
The ECL charge in 9M20 reflected a significant increase in stage 1 and stage 2 allowances, notably in the first half of the year, to reflect the deterioration in the forward economic outlook globally as a result of the Covid-19 outbreak. Economic conditions subsequently stabilised and as a result, stage 1 and stage 2 allowances were broadly unchanged in 3Q20. Stage 3 charges in 9M20 increased compared with 9M19, with the rise largely related to wholesale exposures, including a significant stage 3 charge related to a CMB client in Singapore in 1Q20. Notably, the stage 3 charge in 3Q20 was in part offset by an increase in releases related to historical defaulted wholesale exposures.
Adjusted ECL (annualised) as a percentage of average gross loans and advances to customers was 0.96%, compared with 0.25% in 9M19.

10	HSBC Holdings plc Earnings Release 3Q20

Adjusted operating expenses
Adjusted operating expenses of $22.4bn were $1.0bn or 4% lower than in 9M19, as we continued to review and reprioritise costs and investments to help mitigate revenue headwinds. The decrease primarily reflected a $0.7bn reduction in performance-related pay accrual and lower discretionary expenditure, including marketing (down $0.3bn) and travel costs (down $0.2bn). In addition, our cost-saving initiatives resulted in a reduction of $0.7bn, of which $0.6bn related to our cost-to-achieve programme. These decreases were partly offset by an increase of $0.3bn in investments in technology to enhance our digital and automation capabilities to improve how we serve our customers.
The number of employees expressed in full-time equivalent staff (‘FTE’) at 30 September 2020 was 230,317, a decrease of 5,034 compared with 31 December 2019. The number of contractors at 30 September 2020 was 6,131, a decrease of 1,280 from 31 December 2019.
Adjusted share of profit from associates and JVs
Adjusted share of profit from associates of $1.4bn fell $0.4bn or 23%, compared with 9M19, primarily reflecting the impact of the Covid-19 outbreak and the lower interest rate environment on the share of profit we recognised from our associates.
Wealth and Personal Banking – adjusted results

Management view of adjusted revenue
		Nine months ended				Quarter ended
		30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
		2020	2019	9M20 vs. 9M19		2020	2020	2019
	Footnotes	$m	$m	$m	%	$m	$m	$m
Retail Banking		9,895	11,639	(1,744)	(15)	2,999	3,133	3,990
– net interest income		8,987	10,394	(1,407)	(14)	2,686	2,882	3,585
– non-interest income		908	1,245	(337)	(27)	313	251	405
Wealth Management		5,765	6,491	(726)	(11)	2,160	2,214	1,983
– investment distribution		2,473	2,541	(68)	(3)	872	726	844
– life insurance manufacturing		1,188	1,780	(592)	(33)	601	800	408
– Global Private Banking		1,339	1,410	(71)	(5)	418	420	485
net interest income		514	668	(154)	(23)	142	163	227
non-interest income		825	742	83	11	276	257	258
– asset management		765	760	5	1	269	268	246
Other	1	356	574	(218)	(38)	93	148	171
Balance Sheet Management, Holdings interest expense and Argentina hyperinflation		676	388	288	74	189	248	86
Net operating income	2	16,692	19,092	(2,400)	(13)	5,441	5,743	6,230
RoTE excluding significant items and UK bank levy (annualised) (%)		7.6	17.9
1    ‘Other’ includes the distribution and manufacturing (where applicable) of retail and credit protection insurance, disposal gains and other non-product specific income.
2    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
9M20 compared with 9M19
Adjusted profit before tax of $3.1bn was $3.7bn or 54% lower than in 9M19. This reflected a fall in adjusted revenue and an increase in adjusted ECL from the impact of the Covid-19 outbreak. The reduction in revenue was mainly as a result of the fall in interest rates, which adversely affected deposit margins. There was lower revenue in life insurance manufacturing, which included negative market impacts due to a fall in equity markets in 1Q20, although these losses partly reversed in 2Q20 and 3Q20 as equity markets recovered.
Adjusted revenue of $16.7bn was $2.4bn or 13% lower, and included the non-recurrence of 9M19 disposal gains in Argentina and Mexico of $133m.
In Retail Banking, revenue of $9.9bn was down $1.7bn or 15%.
•Net interest income was $1.4bn lower due to narrower margins as global interest rates fell as a result of the Covid-19 outbreak. This reduction was partly offset by deposit balance growth of $57bn or 9%, particularly in Hong Kong and the UK, and higher mortgage lending, mainly in the UK.
•Non-interest income fell by $0.3bn from lower fee income earned on unsecured lending products.
In Wealth Management, revenue of $5.8bn was down $0.7bn or 11%.
•In life insurance manufacturing, revenue fell by $0.6bn or 33%, which included an adverse movement in market impacts of $159m (an adverse movement of $218m in 9M20 compared with an adverse movement of $59m in 9M19). The value of new business written fell by $0.4bn or 37% due to a reduction in volumes resulting from the Covid-19 outbreak, in part mitigated by continued actions to support customers by improving our digital channels.
•In investment distribution, revenue was $0.1bn or 3% lower, reflecting adverse market conditions in Hong Kong, which resulted in lower mutual fund sales. This was partly offset by higher brokerage fees from increased transaction volumes.
•In Global Private Banking, revenue was $0.1bn or 5% lower, as net interest income fell as a result of the fall in global interest rates, although investment revenue increased, reflecting market volatility and higher fees from advisory and discretionary mandates.
Adjusted ECL of $2.5bn were $1.6bn higher than in 9M19, reflecting the global impact of the Covid-19 outbreak on the forward economic outlook, mainly recorded in the first half of 2020. The increase also included higher charges, notably in the UK, Asia and the US against unsecured lending, driven by moderate credit deterioration.
Adjusted operating expenses of $11.0bn were $0.4bn or 3% lower, as a decrease in performance-related pay accrual and reduced discretionary expenditure more than offset the impact of inflation and our continued investment in digital and wealth initiatives.

HSBC Holdings plc Earnings Release 3Q20	11

Earnings Release – 3Q20
3Q20 compared with 3Q19
Adjusted profit before tax of $1.4bn was $0.5bn or 28% lower than in 3Q19. This reflected a $0.8bn or 13% fall in adjusted revenue due to the impact of lower interest rates in Retail Banking and Global Private Banking, partly offset by a favourable movement in market impacts in life insurance manufacturing. The fall in revenue was partly offset by a $0.2bn or 4% reduction in adjusted operating expenses, reflecting a lower performance-related pay accrual and reduced discretionary expenditure, as well as a $0.1bn reduction in adjusted ECL.
Commercial Banking – adjusted results

Management view of adjusted revenue
		Nine months ended				Quarter ended
		30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
		2020	2019	9M20 vs. 9M19		2020	2020	2019
	Footnotes	$m	$m	$m	%	$m	$m	$m
Global Trade and Receivables Finance		1,321	1,388	(67)	(5)	429	432	467
Credit and Lending		4,183	4,072	111	3	1,442	1,394	1,387
Global Liquidity and Cash Management		3,283	4,497	(1,214)	(27)	936	1,034	1,510
Markets products, Insurance and Investments, and Other	1	1,231	1,515	(284)	(19)	341	421	460
Balance Sheet Management, Holdings interest expense and Argentina hyperinflation		147	(26)	173	>200	17	62	(24)
Net operating income	2	10,165	11,446	(1,281)	(11)	3,165	3,343	3,800
RoTE excluding significant items and UK bank levy (annualised) (%)		1.1	14.0
1    Includes revenue from Foreign Exchange, insurance manufacturing and distribution, interest rate management and Global Banking products.
2    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
9M20 compared with 9M19
Adjusted profit before tax of $1.4bn was $4.2bn or 75% lower than in 9M19. Adjusted ECL were higher, reflecting the impact of the Covid-19 outbreak, and adjusted revenue fell, which was primarily due to the impact of lower interest rates.
Adjusted revenue of $10.2bn was $1.3bn or 11% lower.
•In GLCM, revenue decreased by $1.2bn or 27% due to the impact of the lower global interest rate environment, mainly in Hong Kong and the UK. This was partly offset by a 15% increase in average deposit balances, across all regions, particularly in the UK and the US.
•In Global Trade and Receivables Finance ('GTRF'), revenue decreased by $67m or 5% from lower fees and lending balances, notably in Hong Kong and the UK, reflecting a reduction in global trade volumes as a result of the Covid-19 outbreak. This was partly offset by wider margins in Asia and Latin America.
•In ‘Other’ products, revenue was $0.3bn lower, reflecting the impact of lower interest rates on income earned on capital held in the business, as well as lower revenue from Insurance, Investments and Markets products. In addition, 9M19 included a disposal gain of $24m in Latin America.
This was partly offset:
•In Credit and Lending, revenue increased by $0.1bn or 3%, reflecting growth in average balances driven by the uptake of government-backed lending schemes.
Adjusted ECL of $3.9bn were $3.0bn higher than in 9M19. The increase reflected the global impact of the Covid-19 outbreak on the forward economic outlook, mainly in the UK and Asia. There were charges against specific customers in 9M20, particularly in the oil and gas and wholesale trade sectors, including a significant charge related to a corporate exposure in Singapore in 1Q20.
Adjusted operating expenses of $4.9bn were $0.1bn or 2% lower, reflecting a reduction in performance-related pay accrual and as we maintained control of discretionary expenditure, while we continued to invest in digital and transaction banking capabilities to improve customer experience.
In 2020, we delivered around $10bn of RWA reductions as part of our transformation programme. This partly mitigated growth of $13bn due to asset quality deterioration.
3Q20 compared with 3Q19
Adjusted profit before tax of $1.2bn was $0.5bn or 28% lower than in 3Q19, primarily reflecting the impact of lower interest rates, notably on revenue in GLCM, which fell by $0.6bn. These decreases were partly offset by a reduction in adjusted operating expenses of $0.1bn, as we controlled discretionary expenditure while continuing to invest, and from a reduction of $47m in our adjusted ECL charge.

12	HSBC Holdings plc Earnings Release 3Q20

Global Banking and Markets – adjusted results

Management view of adjusted revenue
		Nine months ended				Quarter ended
		30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
		2020	2019	9M20 vs. 9M19		2020	2020	2019
	Footnotes	$m	$m	$m	%	$m	$m	$m
Global Markets		5,859	4,468	1,391	31	1,588	2,177	1,373
– FICC		5,209	3,655	1,554	43	1,296	2,107	1,163
Foreign Exchange		2,683	1,995	688	34	766	803	720
Rates		1,583	1,175	408	35	232	685	311
Credit		943	485	458	94	298	619	132
– Equities		650	813	(163)	(20)	292	70	210
Securities Services	1	1,353	1,502	(149)	(10)	409	444	516
Global Banking	1	2,897	2,877	20	1	953	1,024	990
Global Liquidity and Cash Management		1,552	2,047	(495)	(24)	457	494	690
Global Trade and Receivables Finance		584	601	(17)	(3)	192	204	202
Principal Investments		40	215	(175)	(81)	52	226	94
Credit and funding valuation adjustments		(322)	(153)	(169)	(110)	32	(9)	(167)
Other	2	(453)	(532)	79	15	(153)	(145)	(201)
Balance Sheet Management, Holdings interest expense and Argentina hyperinflation		282	79	203	>200	84	108	18
Net operating income	3	11,792	11,104	688	6	3,614	4,523	3,515
RoTE excluding significant items and UK bank levy (annualised) (%)		6.9	10.0
1    From 1 June 2020, revenue from Issuer Services, previously reported in Securities Services, was reported within Global Banking. This resulted in $55m additional revenue being recorded in Global Banking for 9M20 (3Q20: $40m). Comparatives have not been restated.
2    ‘Other’ in GBM includes allocated funding costs. Additionally, within the management view of total operating income, notional tax credits are allocated to the businesses to reflect the economic benefit generated by certain activities that are not reflected within operating income, such as notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits is included within ‘Other’.
3    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
9M20 compared with 9M19
Adjusted profit before tax of $3.8bn was $0.2bn lower than in 9M19, mainly due to higher adjusted ECL, which reflected the global impact of the Covid-19 outbreak and included charges relating to specific exposures. The rise in adjusted ECL was partly offset by higher adjusted revenue and from lower adjusted operating expenses.
Adjusted revenue of $11.8bn increased by $0.7bn compared with 9M19, which included adverse movements in credit and funding valuation adjustments of $0.2bn. We grew adjusted revenue while reducing adjusted RWAs by $29bn, compared with 30 September 2019.
•In Global Markets, revenue increased by $1.4bn or 31%, as higher volatility levels supported an improved FICC performance, particularly in Credit, in both primary and secondary markets, and in Foreign Exchange. Rates also had a strong performance due to increased trading activity in government bonds.
•In Global Banking, revenue of $2.9bn remained broadly unchanged. Revenue in capital markets increased and corporate lending net interest income rose due to higher average balances. These were offset by lower real estate and structured finance fee income as well as losses on legacy corporate restructuring positions.
These were partly offset by:
•In GLCM, revenue decreased $0.5bn or 24% due to the impact of lower global interest rates, although average balances grew, notably in the US, the UK and Asia.
•In Principal Investments, revenue fell by $0.2bn, reflecting revaluation losses incurred in 1Q20 as a result of the Covid-19 outbreak, mainly in Europe, which partly reversed in the remainder of the period.
•In Securities Services, revenue fell by $0.1bn or 10%, due to lower interest rates, notably in Asia and Europe, although fees increased.
•In GTRF, revenue decreased by $17m or 3%, reflecting lower fees in Europe, partly offset by higher net interest income in Asia.
Adjusted ECL were $1.2bn, up $1.1bn compared with 9M19 from charges relating to the global impact of the Covid-19 outbreak on the forward economic outlook, and as charges against a small number of clients in 9M20 were higher than those recorded in 9M19.
Adjusted operating expenses of $6.8bn were $0.2bn or 3% lower, primarily from a lower performance-related pay accrual, which more than offset growth in regulatory programme costs and investments in technology.
In 9M20, RWAs fell by $8bn. We delivered around $30bn of RWA reductions as part of our transformation programme. This mitigated growth in RWAs from asset quality deterioration, increased activity on client facilities and elevated market volatility as a result of the Covid-19 outbreak, as well as from regulatory changes.
3Q20 compared with 3Q19
Adjusted profit before tax of $1.2bn was unchanged compared with 3Q19.
Adjusted revenue was $0.1bn or 3% higher, reflecting a $0.2bn or 16% increase in Global Markets, as ongoing market volatility resulted in an improved performance in FICC, and from favourable movements in credit and funding valuation adjustments of $0.2bn. This increase was partly offset by the impact of lower global interest rates, leading to a reduction of $0.2bn in GLCM and $0.1bn in Securities Services. The increase in adjusted revenue was largely offset by higher adjusted ECL, which rose by $80m to $100m, from higher charges against specific customers and provisions relating to the Covid-19 outbreak, although adjusted operating expenses remained broadly unchanged.

HSBC Holdings plc Earnings Release 3Q20	13

Earnings Release – 3Q20
Corporate Centre – adjusted results

Management view of adjusted revenue
		Nine months ended				Quarter ended
		30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
		2020	2019	9M20 vs. 9M19		2020	2020	2019
	Footnotes	$m	$m	$m	%	$m	$m	$m
Central Treasury	1	169	226	(57)	(25)	(32)	(64)	88
Legacy portfolios		(20)	(124)	104	84	28	43	(41)
Other	2	(256)	(582)	326	56	(151)	(155)	(245)
Net operating income	3	(107)	(480)	373	78	(155)	(176)	(198)
RoTE excluding significant items and UK bank levy (annualised) (%)		4.6	1.3
1    Central Treasury includes favourable valuation differences on issued long-term debt and associated swaps of $163m (9M19: gains of $219m; 3Q20: losses of $32m; 2Q20: losses of $64m; 3Q19: gains of $76m).
2     In 2Q20, we began allocating the revenue from BSM, Holdings net interest expense and Argentina hyperinflation out to the global businesses, to align them better with their revenue and expense. The total BSM revenue component of this allocation for 9M20 was $2,206m (9M19: $1,660m; 3Q20: $671m; 2Q20: $783m; 3Q19: $551m).
3     ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
9M20 compared with 9M19
Adjusted profit before tax of $1.7bn was $0.3bn higher than in 9M19, and mainly comprised our share of profit in associates and joint ventures, which decreased by $0.4bn due to the impact of falling interest rates and the Covid-19 outbreak. This reduction was more than offset by higher adjusted revenue and lower adjusted operating expenses.
Adjusted revenue increased by $0.4bn, mainly in 'Other' income, which increased by $0.3bn due to a net favourable movement of intersegment eliminations that have no impact on Group results. In addition, certain funding costs that were retained in Corporate Centre during 2019 have been allocated to global businesses with effect from 1 January 2020. Revenue in our legacy portfolios rose by $0.1bn due to the non-recurrence of portfolio losses in 9M19. These factors were partly offset by lower favourable fair value movements of $56m relating to the economic hedging of interest rate and exchange rate risk on our long-term debt with associated swaps.
Adjusted operating expenses, which are stated after recovery of costs from our global businesses, decreased by $0.3bn due to lower discretionary expenditure.
3Q20 compared with 3Q19
Adjusted profit before tax of $0.5bn was $0.1bn lower than in 3Q19. This was primarily due to a reduction in share of profit from BoCom, reflecting the impact of the Covid-19 outbreak. In addition, operating expenses increased by $0.1bn. These factors were partly offset by higher revenue, which included favourable valuation movements in legacy credit in 3Q20, compared with adverse movements in 3Q19.
Balance sheet – 30 September 2020 compared with 30 June 2020
At 30 September 2020, our total assets of $3.0tn were $33bn higher on a reported basis, and included the favourable effects of foreign currency translation differences. On a constant currency basis, our total assets were $37bn lower.
This reduction in total assets, on a constant currency basis, reflected lower derivative asset balances, notably from adverse revaluation movements as market volatility fell compared with 30 June 2020. The reduction also included a decline in financial assets as we decreased our holdings of treasury bills and debt securities. These were partly offset by a rise in cash and balances at central banks as we maintained our liquidity to support customers.
Loans and advances to customers as a percentage of customer accounts were 66.4%, a decrease of 0.2% compared with 30 June 2020.
Loans and advances to customers
Reported loans and advances to customers of $1.0tn were $23bn higher, which included favourable effects of foreign currency translation differences of $23bn. On a constant currency basis, customer lending balances were broadly in line with 2Q20.
Customer lending increased in WPB by $19bn to $460bn. This was mainly due to an increase in term lending in Hong Kong (up $11bn), as customers borrowed to fund investments in initial public offerings, as well as from higher mortgage balances, mainly in the UK (up $5bn), as activity in the housing market rose after lockdown restrictions were eased. In CMB, lending of $344bn was $8bn lower, mainly from a reduction in term lending in the US, Asia and Europe. In GBM, lending of $237bn fell by $11bn, mainly from lower term lending in Asia and the US, partly offset by higher overdraft balances in the UK.
Customer accounts
Customer accounts of $1.6tn increased by $36bn on a reported basis, including favourable foreign currency translation differences of $33bn. On a constant currency basis, customer accounts were broadly in line with 2Q20 across all of our global businesses. This reflected customers continuing to hold consolidated funds. There has been a movement of funds from term accounts to call accounts as customers show a preference for liquidity while interest rates are low.
Risk-weighted assets – 30 September 2020 compared with 30 June 2020
Risk-weighted assets (‘RWAs’) totalled $857.0bn at 30 September 2020, a $2.4bn increase compared with 2Q20. Excluding foreign currency translation differences, RWAs decreased by $11.8bn.
A $10.8bn decrease in RWAs due to asset size movements reflected lending reduction of $14.2bn in GBM and CMB, including the effect of management initiatives, and a fall in market risk RWAs of $5.3bn. The reduction was partly offset by an $8.9bn increase in WPB, mostly in short-term lending in Hong Kong.
A $4.3bn reduction in RWAs due to changes in methodology and policy was primarily due to GBM and CMB initiatives in Asia and Europe. Changes in asset quality increased RWAs by $3.0bn, which included the impact of credit migration of $7.3bn, mostly in CMB and GBM, largely offset by decreases due to changes in portfolio mix.

14	HSBC Holdings plc Earnings Release 3Q20

Net interest margin

		Nine months ended		Quarter ended
		30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
		2020	2019	2020	2020	2019
	Footnotes	$m	$m	$m	$m	$m
Net interest income		20,959	22,808	6,450	6,897	7,568
Average interest-earning assets		2,070,703	1,915,149	2,141,454	2,078,178	1,919,955
		%	%	%	%	%
Gross interest yield	1	2.09	2.89	1.76	2.01	2.83
Less: cost of funds	1	(0.89)	(1.53)	(0.68)	(0.81)	(1.49)
Net interest spread	2	1.20	1.36	1.08	1.20	1.34
Net interest margin	3	1.35	1.59	1.20	1.33	1.56
1    Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’). Cost of funds is the average annualised interest cost as a percentage of average interest-bearing liabilities.
2    Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
3    Net interest margin is net interest income expressed as an annualised percentage of AIEA.
Net interest margin ('NIM') of 1.35% was 24 basis points (‘bps’) lower compared with 9M19, as the reduction in the yield on AIEA of 80bps was partly offset by the fall in funding cost of average interest-bearing liabilities of 64bps. The decrease in NIM in 9M20 included the favourable impact of significant items and the adverse effects of foreign currency translation differences. Excluding these, NIM fell by 23bps.
NIM for 3Q20 was 1.20%, down 36bps compared with the previous year, and down 13bps compared with the previous quarter, predominantly driven by the impact of lower market interest rates.
Return on Equity and Return on Tangible Equity
We provide Return on Tangible Equity (‘RoTE’) in addition to Return on Equity (‘RoE’) as a way of assessing our performance which is closely aligned to our capital position.
RoTE is computed by adjusting reported ‘profit attributable to the ordinary shareholders of the parent company’ for the post-tax movements in the present value of in-force long-term insurance business (‘PVIF’) and adjusting the reported equity for goodwill, intangibles and PVIF, net of deferred tax. The adjustment to reported results and reported equity excludes amounts attributable to other equity instrument holders and non-controlling interests.
For our global businesses, we provide RoTE excluding significant items and the UK bank levy which is more closely aligned to the basis on which the global business performance is assessed by the Chief Operating Decision Maker (further information on the basis of preparation for our global businesses is provided on page 263 of the Annual Report and Accounts 2019).
RoTE excluding significant items and UK bank levy is computed by adjusting ‘profit attributable to the ordinary shareholders, excluding PVIF’ for significant items (net of tax) and the bank levy, and adjusting the ‘average tangible equity’ for the change in fair value on our long-term debt attributable to credit spread through other comprehensive income (‘fair value of own debt’), and debt valuation adjustments (‘DVA’).
The following table details the adjustments made to the reported results and equity:

Return on Equity and Return on Tangible Equity
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2020	2019	2020	2020	2019
	$m	$m	$m	$m	$m
Profit
Profit attributable to the ordinary shareholders of the parent company	3,336	11,478	1,359	192	2,971
Impairment of goodwill and other intangible assets (net of tax)	1,156	—	2	1,154	—
Increase in PVIF (net of tax)	(562)	(1,290)	(252)	(56)	(652)
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment and PVIF	3,930	10,188	1,109	1,290	2,319
Significant items (net of tax) and bank levy	1,505	608
Profit attributable to the ordinary shareholders, excluding goodwill impairment, PVIF, significant items and UK bank levy	5,435	10,796
Equity
Average ordinary shareholders’ equity	165,934	165,954	167,151	166,084	167,347
Effect of goodwill, PVIF and other intangibles (net of deferred tax)	(17,234)	(23,191)	(17,081)	(17,136)	(23,688)
Average tangible equity	148,700	142,763	150,070	148,948	143,659
Fair value of own debt, DVA and other adjustments	(260)	529
Average tangible equity excluding fair value of own debt, DVA and other adjustments	148,440	143,292
	%	%	%	%	%
Ratio
Return on average ordinary shareholder’s equity (annualised)	2.7	9.2	3.2	0.5	7.0
Return on tangible equity (annualised)	3.5	9.5	2.9	3.5	6.4
Return on tangible equity excluding significant items and UK bank levy (annualised)	4.9	10.1

HSBC Holdings plc Earnings Release 3Q20	15

Earnings Release – 3Q20

Return on Tangible Equity by global business
	Nine months ended 30 Sep 2020
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Profit before tax	2,696	1,284	2,912	500	7,392
Tax expense	(492)	(527)	(1,093)	(116)	(2,228)
Profit after tax	2,204	757	1,819	384	5,164
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(543)	(492)	(498)	(295)	(1,828)
Profit attributable to ordinary shareholders of the parent company	1,661	265	1,321	89	3,336
Increase in PVIF (net of tax)	(544)	(16)	—	(2)	(562)
Significant items (net of tax) and UK bank levy	346	64	818	1,040	2,268
Balance Sheet Management allocation and other adjustments	15	(8)	(12)	398	393
Profit attributable to ordinary shareholders, excluding PVIF, significant items and UK bank levy	1,478	305	2,127	1,525	5,435
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	25,998	37,519	41,114	43,809	148,440
RoTE excluding significant items and UK bank levy (annualised) (%)	7.6	1.1	6.9	4.6	4.9

	Nine months ended 30 Sep 2019
Profit before tax	5,607	5,531	3,832	2,274	17,244
Tax expense	(766)	(1,030)	(392)	(1,324)	(3,512)
Profit after tax	4,841	4,501	3,440	950	13,732
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(885)	(660)	(592)	(117)	(2,254)
Profit attributable to ordinary shareholders of the parent company	3,956	3,841	2,848	833	11,478
Increase in PVIF (net of tax)	(1,236)	(46)	—	(8)	(1,290)
Significant items (net of tax) and UK bank levy	858	45	158	(613)	448
Balance Sheet Management allocation and other adjustments	(3)	2	—	161	160
Profit attributable to ordinary shareholders, excluding PVIF, significant items and bank levy	3,575	3,842	3,006	373	10,796
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	26,714	36,691	40,226	39,661	143,292
RoTE excluding significant items and UK bank levy (annualised) (%)	17.9	14.0	10.0	1.3	10.1
Notes
•    Income statement comparisons, unless stated otherwise, are between the nine-month period ended 30 September 2020 and the nine-month period ended 30 September 2019. Balance sheet comparisons, unless otherwise stated, are between balances at 30 September 2020 and the corresponding balances at 30 June 2020.
•    The financial information on which this Earnings Release is based, and the data set out in the appendix to this statement, are unaudited and have been prepared in accordance with our significant accounting policies as described on pages 240 to 251 of our Annual Report and Accounts 2019.
•    On 31 March 2020, HSBC announced that, in response to a request from the Bank of England through the UK's Prudential Regulation Authority (‘PRA’), the Board had cancelled the fourth interim dividend of $0.21 per ordinary share, which was scheduled to be paid on 14 April 2020. The Board also announced that until the end of 2020 HSBC will make no quarterly or interim dividend payments or accruals in respect of ordinary shares. As previously disclosed on 18 February 2020 in the Annual Report and Accounts 2019, we also plan to suspend share buy-backs in respect of ordinary shares in 2020 and 2021.
•    Based on our results for 2020 and our forecasts for 2021, the Board will consider whether to pay a conservative dividend for 2020. Any such dividend would be dependent on the economic outlook in early 2021, and be subject to regulatory consultation. A final determination is expected to be made and communicated in February 2021 with our 2020 full-year results. We also expect to communicate our revised policy for dividends for 2021 and beyond at the same time.

Cautionary statement regarding forward-looking statements
This Earnings Release 3Q20 contains certain forward-looking statements with respect to HSBC’s: financial condition; results of operations and business, including the strategic priorities; 2020 financial, investment and capital targets; and ESG targets/commitments described herein.
Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.
Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

16	HSBC Holdings plc Earnings Release 3Q20

•changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment and creditworthy customers beyond those factored into consensus forecasts (including, without limitation, as a result of the Covid-19 outbreak); the Covid-19 outbreak, which will have adverse impacts on our income due to lower lending and transaction volumes, lower wealth and insurance manufacturing revenue, and lower or negative interest rates in markets where we operate, as well as, more generally, the potential for material adverse impacts on our financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for our ECL measurements (including, without limitation, as a result of the Covid-19 outbreak or the UK's exit from the EU); potential changes in future dividend policy; changes in foreign exchange rates and interest rates, including the accounting impact resulting from financial reporting in respect of hyperinflationary economies; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect our ability to meet our obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments producing social instability or legal uncertainty, such as the unrest in Hong Kong, the existing US-China tensions and the emerging challenges in UK-China relations, which in turn may affect demand for our products and services and could result in (among other things) regulatory, reputational and market risks for HSBC; the efficacy of government, customer, and HSBC's actions in managing and mitigating climate change, which may cause both idiosyncratic and systemic risks resulting in potential financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without our knowledge; the expected discontinuation of certain key Ibors and the development of alternative risk-free benchmark rates, which may require us to enhance our capital position and/or position additional capital in specific subsidiaries; and price competition in the market segments we serve;
•changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which we operate and the consequences thereof (including, without limitation, actions taken as a result of the Covid-19 outbreak); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK’s exit from the EU, which may result in a prolonged period of uncertainty, unstable economic conditions and market volatility, including currency fluctuations; passage of the Hong Kong national security law and restrictions on telecommunications, as well as the US Hong Kong Autonomy Act, which have caused tensions between China, the US and the UK; general changes in government policy that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies; and
•factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); our ability to achieve our financial, investment, capital and ESG targets/commitments, which may result in our failure to achieve any of the expected benefits of our strategic initiatives; model limitations or failure, including, without limitation, the impact that the consequences of the Covid-19 outbreak have had on the performance and usage of financial models, which may require us to hold additional capital, incur losses and/or use compensating controls, such as overlays and overrides, to address model limitations; changes to the judgements, estimates and assumptions we base our financial statements on; changes in our ability to meet the requirements of regulatory stress tests; a reduction in the credit rating assigned to us or any of our subsidiaries, which could increase the cost or decrease the availability of our funding and affect our liquidity position and net interest margin; changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact our ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; changes in insurance customer behaviour and insurance claim rates; our dependence on loan payments and dividends from subsidiaries to meet our obligations; changes in accounting standards, which may have a material impact on the way we prepare our financial statements; changes in our ability to manage third-party, fraud and reputational risks inherent in our operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; and changes in skill requirements, ways of working and talent shortages, which may affect our ability to recruit and retain senior management and diverse and skilled personnel. Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; and our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in ‘Top and emerging risks’ on pages 76 to 81 of the Annual Report and Accounts 2019.

For further information contact:

Investor Relations	Media Relations
UK – Richard O’Connor	UK – Heidi Ashley
Tel: +44 (0) 20 7991 6590	Tel: +44 (0) 20 7992 2045

Hong Kong – Mark Phin	Hong Kong – Patrick Humphris
Tel: +852 2822 4908	Tel: +852 2822 2052

HSBC Holdings plc Earnings Release 3Q20	17

Earnings Release – 3Q20

Summary consolidated income statement

	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2020	2019	2020	2020	2019
	$m	$m	$m	$m	$m
Net interest income	20,959	22,808	6,450	6,897	7,568
Net fee income	8,907	9,085	2,981	2,803	2,961
Net income from financial instruments held for trading or managed on a fair value basis	7,768	7,877	2,000	2,404	2,546
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	(254)	2,318	1,036	2,290	122
Changes in fair value of designated debt and related derivatives[1]	278	149	81	(49)	61
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	259	617	179	453	160
Gains less losses from financial investments	599	316	133	154	115
Net insurance premium income	7,798	9,047	2,779	2,110	2,724
Other operating income	805	2,935	334	67	863
Total operating income	47,119	55,152	15,973	17,129	17,120
Net insurance claims and benefits paid and movement in liabilities to policyholders	(8,447)	(12,425)	(4,046)	(4,070)	(3,765)
Net operating income before change in expected credit losses and other credit impairment charges[2]	38,672	42,727	11,927	13,059	13,355
Change in expected credit losses and other credit impairment charges	(7,643)	(2,023)	(785)	(3,832)	(883)
Net operating income	31,029	40,704	11,142	9,227	12,472
Total operating expenses excluding impairment of goodwill and other intangible assets	(23,207)	(25,268)	(7,968)	(7,451)	(8,143)
Impairment of goodwill and other intangible assets	(1,361)	(28)	(73)	(1,224)	(4)
Operating profit	6,461	15,408	3,101	552	4,325
Share of profit in associates and joint ventures	931	1,836	(27)	537	512
Profit before tax	7,392	17,244	3,074	1,089	4,837
Tax expense	(2,228)	(3,512)	(1,035)	(472)	(1,042)
Profit after tax	5,164	13,732	2,039	617	3,795
Attributable to:
– ordinary shareholders of the parent company	3,336	11,478	1,359	192	2,971
– preference shareholders of the parent company	67	67	22	23	22
– other equity holders	1,066	1,148	449	176	484
– non-controlling interests	695	1,039	209	226	318
Profit after tax	5,164	13,732	2,039	617	3,795
	$	$	$	$	$
Basic earnings per share	0.17	0.57	0.07	0.01	0.15
Diluted earnings per share	0.16	0.57	0.07	0.01	0.15
Dividend per ordinary share[3]	—	0.41	—	—	0.10
	%	%	%	%	%
Return on average ordinary shareholders’ equity (annualised)	2.7	9.2	3.2	0.5	7.0
Return on average tangible equity (annualised)	3.5	9.5	2.9	3.5	6.4
Cost efficiency ratio	63.5	59.2	67.4	66.4	61.0
1    The debt instruments, issued for funding purposes, are designated under the fair value option to reduce an accounting mismatch.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3    Dividends recorded in the financial statements are dividends per ordinary share declared and paid in the period and are not dividends in respect of, or for, that period.

18	HSBC Holdings plc Earnings Release 3Q20

Summary consolidated balance sheet

	At
	30 Sep	30 Jun	31 Dec
	2020	2020	2019
	$m	$m	$m
Assets
Cash and balances at central banks	285,508	249,673	154,099
Trading assets	222,355	208,964	254,271
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	44,253	41,785	43,627
Derivatives	294,678	313,781	242,995
Loans and advances to banks	83,854	77,015	69,203
Loans and advances to customers[1]	1,041,340	1,018,681	1,036,743
Reverse repurchase agreements – non-trading	221,179	226,345	240,862
Financial investments	475,302	494,109	443,312
Other assets	287,466	292,445	230,040
Total assets	2,955,935	2,922,798	2,715,152
Liabilities and equity
Liabilities
Deposits by banks	91,739	82,715	59,022
Customer accounts	1,568,714	1,532,380	1,439,115
Repurchase agreements – non-trading	118,844	112,799	140,344
Trading liabilities	80,338	79,612	83,170
Financial liabilities designated at fair value	156,459	156,608	164,466
Derivatives	285,239	303,059	239,497
Debt securities in issue	102,406	110,114	104,555
Liabilities under insurance contracts	102,708	98,832	97,439
Other liabilities	249,227	251,458	194,876
Total liabilities	2,755,674	2,727,577	2,522,484
Equity
Total shareholders’ equity	191,904	187,036	183,955
Non-controlling interests	8,357	8,185	8,713
Total equity	200,261	195,221	192,668
Total liabilities and equity	2,955,935	2,922,798	2,715,152
1    Net of impairment allowances.

Credit risk
Summary of credit risk
At 30 September 2020, gross loans and advances to customers and banks of $1,139bn increased by $24.3bn, compared with
31 December 2019. This included adverse foreign exchange movements of $8.3bn.
Excluding foreign exchange movements, growth was driven by a $21.4bn increase in personal loans and advances and a $15.3bn increase in loans and advances to banks. These increases were partly offset by a $4.1bn decrease in wholesale loans and advances to customers.
The increase in personal loans and advances to customers was driven by mortgage growth of $14.6bn, primarily in the UK (up $8.3bn), Hong Kong (up $2.9bn), Canada (up $1.4bn) and Australia (up $1.3bn). Other personal lending also grew by $6.8bn. The decrease in wholesale loans and advances to customers was primarily driven by a $3.8bn decline in lending to corporate and commercial customers.
At 30 September 2020, the allowance for ECL of $14.9bn increased by $5.5bn compared with 31 December 2019, including favourable foreign exchange movements of $0.3bn. It increased by $0.4bn compared with 30 June 2020. The $14.9bn allowance comprised $14.0bn in respect of assets held at amortised cost, $0.8bn in respect of loan commitments and financial guarantees, and $0.2bn in respect of debt instruments measured at fair value through other comprehensive income (‘FVOCI’).
During the first half of 2020, the Group experienced a significant increase in allowances for ECL, which subsequently stabilised during 3Q20. Excluding foreign exchange movements, the allowance for ECL in relation to loans and advances to customers increased by $5.2bn from 31 December 2019. This was attributable to:
•a $3.7bn increase in wholesale loans and advances to customers, of which $1.9bn was driven by stages 1 and 2; and
•a $1.5bn increase in personal loans and advances to customers, of which $1.2bn was driven by stages 1 and 2.
During the first six months of the year, the Group experienced significant migrations from stage 1 to stage 2, reflecting a worsening of the economic outlook. This trend slowed during the third quarter as forward economic guidance remained broadly stable in comparison with 30 June 2020, with some regions experiencing transfers from stage 2 to stage 1.
Stage 3 balances at 30 September 2020 remained broadly stable compared with 30 June 2020, while benefiting from releases from historical default cases. As the Covid-19 pandemic continues, there may be volatility in future stage 3 balances, in particular due to the expiration of the measures implemented by governments, regulators and banks to support customers.
The ECL charge for 9M20 was $7.6bn, inclusive of recoveries, which comprised $5.1bn in respect of wholesale lending (of which stage 3 and purchased or originated credit impaired ('POCI') was $2.6bn), $2.3bn in respect of personal lending (of which stage 3 was $0.7bn) and $0.2bn in respect of other financial assets measured at amortised cost and debt instruments measured at FVOCI. The 3Q20 ECL charge was $0.8bn, which comprised $0.4bn in respect of wholesale lending (of which stage 3 and POCI was $0.3bn) and $0.4bn in respect of personal lending (of which stage 3 was $0.2bn).

HSBC Holdings plc Earnings Release 3Q20	19

Earnings Release – 3Q20

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
		At 30 Sep 2020		At 31 Dec 2019
		Gross carrying/nominal amount	Allowance for ECL[1]	Gross carrying/nominal amount	Allowance for ECL[1]
	Footnotes	$m	$m	$m	$m
Loans and advances to customers at amortised cost		1,055,042	(13,702)	1,045,475	(8,732)
– personal		452,101	(4,540)	434,271	(3,134)
– corporate and commercial		532,842	(8,806)	540,499	(5,438)
– non-bank financial institutions		70,099	(356)	70,705	(160)
Loans and advances to banks at amortised cost		83,904	(50)	69,219	(16)
Other financial assets measured at amortised cost		776,067	(251)	615,179	(118)
– cash and balances at central banks		285,518	(10)	154,101	(2)
– items in the course of collection from other banks		6,165	—	4,956	—
– Hong Kong Government certificates of indebtedness		40,086	—	38,380	—
– reverse repurchase agreements – non-trading		221,179	—	240,862	—
– financial investments		87,439	(111)	85,788	(53)
– prepayments, accrued income and other assets	2	135,680	(130)	91,092	(63)
Total gross carrying amount on-balance sheet		1,915,013	(14,003)	1,729,873	(8,866)
Loans and other credit-related commitments		661,611	(654)	600,029	(329)
– personal		233,797	(43)	223,314	(15)
– corporate and commercial		288,979	(576)	278,524	(307)
– financial		138,835	(35)	98,191	(7)
Financial guarantees		18,674	(125)	20,214	(48)
– personal		745	(1)	804	(1)
– corporate and commercial		13,623	(115)	14,804	(44)
– financial		4,306	(9)	4,606	(3)
Total nominal amount off-balance sheet	3	680,285	(779)	620,243	(377)
		2,595,298	(14,782)	2,350,116	(9,243)

		Fair value	Memorandum allowance for ECL[4]	Fair value	Memorandum allowance for ECL[4]
		$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)		385,878	(150)	355,664	(166)
1    The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2    Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’ as presented within the summary consolidated balance sheet on page 19 includes both financial and non-financial assets.
3    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
4    Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change in expected credit losses and other credit impairment charges’ in the income statement.

20	HSBC Holdings plc Earnings Release 3Q20

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 30 September 2020
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	878,558	157,804	18,391	289	1,055,042	(2,020)	(4,607)	(6,962)	(113)	(13,702)	0.2	2.9	37.9	39.1	1.3
– personal	418,670	28,005	5,426	—	452,101	(906)	(2,179)	(1,455)	—	(4,540)	0.2	7.8	26.8	—	1.0
– corporate and commercial	401,032	119,269	12,253	288	532,842	(1,057)	(2,293)	(5,344)	(112)	(8,806)	0.3	1.9	43.6	38.9	1.7
– non-bank financial institutions	58,856	10,530	712	1	70,099	(57)	(135)	(163)	(1)	(356)	0.1	1.3	22.9	100.0	0.5
Loans and advances to banks at amortised cost	81,277	2,627	—	—	83,904	(37)	(13)	—	—	(50)	—	0.5	—	—	0.1
Other financial assets measured at amortised cost	765,993	9,818	254	2	776,067	(105)	(51)	(95)	—	(251)	—	0.5	37.4	—	—
Loan and other credit-related commitments	606,231	54,185	1,193	2	661,611	(242)	(324)	(88)	—	(654)	—	0.6	7.4	—	0.1
– personal	230,909	2,634	254	—	233,797	(40)	(3)	—	—	(43)	—	0.1	—	—	—
– corporate and commercial	241,445	46,595	937	2	288,979	(182)	(306)	(88)	—	(576)	0.1	0.7	9.4	—	0.2
– financial	133,877	4,956	2	—	138,835	(20)	(15)	—	—	(35)	—	0.3	—	—	—
Financial guarantees	13,471	4,926	276	1	18,674	(20)	(64)	(41)	—	(125)	0.1	1.3	14.9	—	0.7
– personal	732	12	1	—	745	—	(1)	—	—	(1)	—	8.3	—	—	0.1
– corporate and commercial	9,288	4,060	274	1	13,623	(18)	(57)	(40)	—	(115)	0.2	1.4	14.6	—	0.8
– financial	3,451	854	1	—	4,306	(2)	(6)	(1)	—	(9)	0.1	0.7	100.0	—	0.2
At 30 Sep 2020	2,345,530	229,360	20,114	294	2,595,298	(2,424)	(5,059)	(7,186)	(113)	(14,782)	0.1	2.2	35.7	38.4	0.6

Stage 2 days past due analysis at 30 September 2020
	Gross carrying/nominal amount[1]			Allowance for ECL			ECL coverage %
		Of which:	Of which:		Of which:	Of which:		Of which:	Of which:
	Stage 2	1 to 29 DPD[3,4]	30 and > DPD[3,4]	Stage 2	1 to 29 DPD[3,4]	30 and > DPD[3,4]	Stage 2	1 to 29 DPD[3,4]	30 and > DPD[3,4]
	$m	$m	$m	$m	$m	$m	%	%	%
Loans and advances to customers at amortised cost	157,804	2,312	1,740	(4,607)	(280)	(286)	2.9	12.1	16.4
– personal	28,005	1,540	1,211	(2,179)	(236)	(254)	7.8	15.3	21.0
– corporate and commercial	119,269	743	432	(2,293)	(44)	(32)	1.9	5.9	7.4
– non-bank financial institutions	10,530	29	97	(135)	—	—	1.3	—	—
Loans and advances to banks at amortised cost	2,627	—	—	(13)	—	—	0.5	—	—
Other financial assets measured at amortised cost	9,818	—	8	(51)	—	—	0.5	—	—
1    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2    Purchased or originated credit-impaired ('POCI').
3    Days past due ('DPD'). Up-to-date accounts in stage 2 are not shown in amounts presented above.
4    The days past due amounts presented above are on a contractual basis and include the benefit of any customer relief payment holidays granted.

HSBC Holdings plc Earnings Release 3Q20	21

Earnings Release – 3Q20

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2019
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	951,583	80,182	13,378	332	1,045,475	(1,297)	(2,284)	(5,052)	(99)	(8,732)	0.1	2.8	37.8	29.8	0.8
– personal	413,669	15,751	4,851	—	434,271	(583)	(1,336)	(1,215)	—	(3,134)	0.1	8.5	25.0	—	0.7
– corporate and commercial	472,253	59,599	8,315	332	540,499	(672)	(920)	(3,747)	(99)	(5,438)	0.1	1.5	45.1	29.8	1.0
– non-bank financial institutions	65,661	4,832	212	—	70,705	(42)	(28)	(90)	—	(160)	0.1	0.6	42.5	—	0.2
Loans and advances to banks at amortised cost	67,769	1,450	—	—	69,219	(14)	(2)	—	—	(16)	—	0.1	—	—	—
Other financial assets measured at amortised cost	613,200	1,827	151	1	615,179	(38)	(38)	(42)	—	(118)	—	2.1	27.8	—	—
Loan and other credit-related commitments	577,631	21,618	771	9	600,029	(137)	(133)	(59)	—	(329)	—	0.6	7.7	—	0.1
– personal	221,490	1,630	194	—	223,314	(13)	(2)	—	—	(15)	—	0.1	—	—	—
– corporate and commercial	259,138	18,804	573	9	278,524	(118)	(130)	(59)	—	(307)	—	0.7	10.3	—	0.1
– financial	97,003	1,184	4	—	98,191	(6)	(1)	—	—	(7)	—	0.1	—	—	—
Financial guarantees	17,684	2,340	186	4	20,214	(16)	(22)	(10)	—	(48)	0.1	0.9	5.4	—	0.2
– personal	802	1	1	—	804	(1)	—	—	—	(1)	0.1	—	—	—	0.1
– corporate and commercial	12,540	2,076	184	4	14,804	(14)	(21)	(9)	—	(44)	0.1	1.0	4.9	—	0.3
– financial	4,342	263	1	—	4,606	(1)	(1)	(1)	—	(3)	—	0.4	100.0	—	0.1
At 31 Dec 2019	2,227,867	107,417	14,486	346	2,350,116	(1,502)	(2,479)	(5,163)	(99)	(9,243)	0.1	2.3	35.6	28.6	0.4

Stage 2 days past due analysis at 31 December 2019
	Gross carrying/nominal amount[1]			Allowance for ECL			ECL coverage %
		Of which:	Of which:		Of which:	Of which:		Of which:	Of which:
	Stage 2	1 to 29 DPD[3]	30 and > DPD[3]	Stage 2	1 to 29 DPD[3]	30 and > DPD[3]	Stage 2	1 to 29 DPD[3]	30 and > DPD[3]
	$m	$m	$m	$m	$m	$m	%	%	%
Loans and advances to customers at amortised cost	80,182	2,471	1,676	(2,284)	(208)	(247)	2.8	8.4	14.7
– personal	15,751	1,804	1,289	(1,336)	(178)	(217)	8.5	9.9	16.8
– corporate and commercial	59,599	657	385	(920)	(30)	(30)	1.5	4.6	7.8
– non-bank financial institutions	4,832	10	2	(28)	—	—	0.6	—	—
Loans and advances to banks at amortised cost	1,450	—	—	(2)	—	—	0.1	—	—
Other financial assets measured at amortised cost	1,827	14	30	(38)	—	—	2.1	—	—
1    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2    Purchased or originated credit-impaired ('POCI').
3    Days past due ('DPD'). Up-to-date accounts in stage 2 are not shown in amounts presented above.
Measurement uncertainty and sensitivity analysis of ECL estimates
Methodology
Our methodology in relation to the adoption and generation of economic scenarios is described on page 92 of the Annual Report and Accounts 2019. There have been no significant changes during the 3Q20 period. While in keeping with HSBC’s methodology, the nature of the current economic environment has led to extensive application of management’s judgement in determining the range of possible outcomes, the number and severity of scenarios selected and the probability weights assigned.
Description of economic scenarios
The economic assumptions presented in this section have been formed by HSBC, with reference to external forecasts specifically for the purpose of calculating ECL.
Economic activity across our major markets started to recover in 3Q20 as governments eased restrictions that had been imposed earlier in the year in response to the Covid-19 outbreak. Despite this recovery, there are continued risks to economic activity, which remain a source of significant uncertainty. These risks include the resurgence of Covid-19 cases across multiple markets, risks arising from the UK's departure from the EU, continued or escalating US-China tensions and the political situation in Hong Kong. Management has considered these issues and has reflected the related economic uncertainty in the choice of scenarios and probability weights at 3Q20.
Four global scenarios have been used for the purpose of calculating ECL at 30 September 2020. These are the consensus Central scenario, the consensus Downside scenario, the consensus Upside scenario and an alternative Downside scenario. For Hong Kong and Canada only, the consensus Downside scenario has been replaced with a more severe scenario to better reflect management's view of downside risks.

22	HSBC Holdings plc Earnings Release 3Q20

The scenarios used are:
•The consensus Central scenario: This scenario features a ‘V-shaped’ shock to economic activity, as characterised by a deep, initial contraction in GDP in 2020, followed by a sharp recovery in 2021. The Central scenario projects an annual contraction in GDP across almost all our major markets in 2020, except in mainland China. The Central scenario assumes that any measures taken during the forecast period to contain future infections of Covid-19 will be less stringent than the measures imposed in the first half of this year, allowing economic activity to rebound and unemployment to gradually reduce.
•The consensus Downside scenario: This scenario features a considerably weaker recovery in economic activity compared with the Central scenario. In this scenario, there is a strong rise in unemployment across our key markets and significant contraction in equity markets and house prices. For Canada and Hong Kong, management replaced the consensus Downside scenario with a more severe scenario, which features a sharper downturn in GDP growth and asset prices, and a further rise in unemployment.
•The alternative Downside scenario: This scenario is ‘U-shaped’ and reflects management’s view of tail risks and features an extremely severe and prolonged recession.
•The consensus Upside scenario: This scenario features a faster recovery in economic activity in the near term, compared with the Central scenario, with GDP growth returning to pre-Covid-19 levels in 2021 in Hong Kong, mainland China, the UK and the US.
Both the consensus Downside and the alternative Downside scenarios are global in nature, and while they differ in severity, they assume that the key risks to HSBC crystallise simultaneously. For example, the Downside scenarios assume that the UK and EU fail to agree a trade deal by 31 December 2020, when the transition period ends, and this occurs in conjunction with a further deterioration in the other global risks outlined at the start of this section.
The range of macroeconomic projections across the various scenarios is shown in the table below:

Forecast range of quarterly worst point of economic measures of key markets
	Hong Kong		Mainland China		UK		US
	Central scenario five- year average	Worst point	Central scenario five-year average	Worst point	Central scenario five-year average	Worst point	Central scenario five-year average	Worst point
GDP growth rate (%)	2.6	(0.4) to (15.8) (4Q20) (1Q21)	5.6	3.7 to (6.1) (4Q21) (1Q21)	2.5	(3.9) to (16.7) (4Q20) (1Q21)	2.3	(3.2) to (12.6) (4Q20) (1Q21)
Unemployment rate (%)	4.0	5.7 to 8.0 (4Q20) (1Q21)	4.3	5.0 to 6.1 (1Q21) (1Q22)	5.6	7.3 to 10.5 (4Q20) (2Q21)	6.0	8.1 to 13.0 (4Q20) (4Q21)
House price growth (%)	1.7	(2.8) to (26.3) (4Q20) (1Q21)	4.4	4.2 to (25.8) (4Q20) (3Q21)	2.5	(0.2) to (24.7) (4Q20) (2Q21)	3.8	3.4 to (15.6) (1Q21) (2Q21)
Note: The worst point refers to the quarter that is either the trough or peak in the respective variable. The figures provided represent the worst point across all scenarios: the consensus Central, consensus Upside, the consensus Downside, the management Downside and the alternative Downside.
Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are short-term increases or decreases to the ECL at either a customer or portfolio level to account for late-breaking events, model deficiencies and expert credit judgement applied following management review and challenge. We have internal governance in place to monitor post-model adjustments regularly and, where possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate. Depending on the path of the Covid-19 outbreak and the shape of the economic recovery, we continue to anticipate the composition of modelled ECL and management judgemental adjustments may still be revised significantly over the remainder of 2020, particularly when the economy resumes positive GDP growth and the uncertainty over long-term unemployment abates.
Management judgemental adjustments made in estimating the reported ECL at 30 September 2020 are set out in the following table. The table includes adjustments in relation to data and model limitations resulting from the Covid-19 outbreak, and as a result of the regular process of model development and implementation. It shows the adjustments applicable to the scenario-weighted ECL numbers. Adjustments in relation to Downside scenarios are more significant, as results are subject to greater uncertainty.

Management judgemental adjustments to ECL[1]
	Retail	Wholesale	Total
	$bn	$bn	$bn
Low-risk counterparties (banks, sovereigns and government entities)	(0.2)	(0.9)	(1.1)
Corporate lending adjustments	—	(0.9)	(0.9)
Retail lending adjustments	0.3	—	0.3
Retail model default suppression adjustment	1.5		1.5
Total	1.6	(1.8)	(0.2)
1    Management judgemental adjustments presented in the table reflect increases and (decreases) to ECL, respectively.
Management judgemental adjustments at 31 December 2019 were an increase to ECL of $75m for the wholesale portfolio and $131m for the retail portfolio. This excludes adjustments for alternative scenarios.
During 2020, management judgemental adjustments reflected the volatile economic conditions associated with the Covid-19 pandemic. Modelled ECL outcomes based on historical relationships generated overly sensitive ECL outcomes in conditions outside the range of historical experience. In addition, modelled relationships did not reflect the effect of country-specific government support measures and customer relief programmes. The composition of modelled ECL and management judgemental adjustments changed significantly over 9M20 as certain economic measures, such as GDP growth rate, passed the expected low point in a number of key markets and returned towards those reflected in modelled relationships, subject to continued uncertainty in the recovery paths of different economies. At 3Q20, retail management judgemental adjustments led to an ECL increase of $1.6bn, primarily from additional ECL of $1.5bn to reflect the delaying effect of government support and customer relief measures on potential defaults (4Q19: $0.1bn increase; 2Q20: $0.6bn decrease). In the wholesale portfolio, management judgemental adjustments were an ECL reduction of $1.8bn (4Q19: $0.1bn increase; 2Q20: $3.9bn decrease). The reduction of these adjustments in the third quarter followed an improvement in macroeconomic

HSBC Holdings plc Earnings Release 3Q20	23

Earnings Release – 3Q20
assumptions compared with the previous quarter, with models operating closer to their calibration range. Overall, the 3Q20 ECL charge remained stable, reflecting a stabilisation of economic conditions following the sharp and significant deterioration in 1H20.
The adjustments at 30 September 2020 relating to low-credit-risk exposures were mainly to highly rated banks, sovereigns and US government-sponsored entities, where modelled credit factors did not fully reflect the underlying fundamentals of these entities or the effect of government support and economic programmes in the Covid-19 environment.
Adjustments to corporate exposures principally reflect the outcome of the ‘credit experts best estimate’ review on wholesale corporate exposures. Management judgemental adjustments, both positive and negative, have been made where modelled rating migration, and ECL outputs based on historical relationships, produced results that were overly sensitive. This can be the case when using economic inputs that are well outside the range of historical experience.
In retail, the adjustment, under low-risk counterparties and economies, was to reduce ECL on insurance portfolios due to model over-prediction of downgrades in the bank and sovereign portfolios. Within retail lending adjustments, one of the main drivers of adjustments was in relation to addressing risks associated with customers on payment relief programmes across the markets. There was also an adjustment made in relation to the UK, where modelled probability of default outputs for the Downside scenarios were adjusted to address model limitations, so as to be consistent with longer-term relationships between unemployment and defaults.
Furthermore, a significant retail model default suppression adjustment of $1.5bn at 30 September 2020 (31 December 2019: $0) was applied as defaults remain suppressed due to customer relief and government support programmes. Retail models are reliant on the assumption that as macroeconomic conditions deteriorate, defaults will crystallise. We will continue to monitor the continuation of customer relief and government support programmes that have supported stabilised macroeconomic conditions and therefore suppress retail model defaults. We will adjust the timing of management judgemental adjustments in retail model default to ensure appropriate alignment with expected performance taking into consideration the levels and timing of customer relief and government support programmes.
Economic scenarios sensitivity analysis of ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting ECL.
The ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating ECL for loans in stages 1 and 2 at the balance sheet date. The population of stage 3 loans (in default) at the balance sheet date is unchanged in these sensitivity calculations. Stage 3 ECL would only be sensitive to changes in forecasts of future economic conditions if the loss-given default (‘LGD’) of a particular portfolio was sensitive to these changes.
There is a particularly high degree of estimation uncertainty in numbers representing tail risk scenarios when assigned a 100% weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes ECL and financial instruments related to defaulted obligors because the measurement of ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios. Therefore, it is impracticable to separate the effect of macroeconomic factors in individual assessments.
For retail credit risk exposures, the sensitivity analysis includes ECL for loans and advances to customers related to defaulted obligors. This is because the retail ECL for secured mortgage portfolios, including loans in all stages, is sensitive to macroeconomic variables.
Group ECL sensitivity results
The ECL charge for 9M20 was $7.6bn. The ECL charge, inclusive of recoveries, comprised $5.1bn in respect of wholesale lending (of which stage 3 and POCI was $2.6bn), $2.3bn in respect of personal lending (of which stage 3 was $0.7bn) and $0.2bn in respect of other financial assets measured at amortised cost and debt instruments measured at FVOCI. The ECL impact of the scenarios and judgemental management adjustments are highly sensitive to movements in economic forecasts, including the efficacy of government support measures. Based upon the sensitivity tables presented above, if the Group ECL balance (excluding wholesale stage 3, which is assessed individually) was estimated solely on the basis of the Central scenario, Downside scenario or the alternative Downside scenario at
30 September 2020, it would increase/(decrease) as presented in the below table.

	Retail[1,2]	Wholesale[1,3]
Total Group ECL	$bn	$bn
Reported ECL	4.2	4.3
Scenarios
100% consensus Central scenario	(0.2)	(0.7)
100% consensus Downside scenario[4]	0.5	1.4
100% alternative Downside scenario	1.9	6.7
1    ECL sensitivities exclude portfolios utilising less complex modelling approaches.
2    ECL sensitivity includes only on-balance sheet financial instruments to which IFRS 9 impairment requirements are applied.
3    Includes low credit-risk financial instruments, such as debt instruments at FVOCI, which have high carrying values but low ECL under all the scenarios.
4    For Hong Kong and Canada, this is the management Downside scenario.
There still remains a significant degree of uncertainty in relation to the UK economic outlook. If a 100% weight were applied to the consensus Downside and alternative Downside scenarios for the UK, respectively, it would result in an increase in ECL of $0.3bn and $1.3bn in Wholesale and $0.1bn and $0.5bn in Retail.

24	HSBC Holdings plc Earnings Release 3Q20

Personal lending

Total personal lending for loans and advances to customers by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	314,755	15,595	3,255	333,605	(118)	(253)	(414)	(785)
– of which: interest only (including offset)	29,363	1,563	350	31,276	(11)	(20)	(81)	(112)
affordability (including US adjustable rate mortgages)	12,336	2,872	635	15,843	(12)	(9)	(4)	(25)
Other personal lending	103,915	12,410	2,171	118,496	(788)	(1,926)	(1,041)	(3,755)
– other	85,337	7,128	1,417	93,882	(366)	(786)	(657)	(1,809)
– credit cards	16,494	5,139	690	22,323	(408)	(1,122)	(367)	(1,897)
– second lien residential mortgages	616	112	53	781	(2)	(9)	(10)	(21)
– motor vehicle finance	1,468	31	11	1,510	(12)	(9)	(7)	(28)
At 30 Sep 2020	418,670	28,005	5,426	452,101	(906)	(2,179)	(1,455)	(4,540)
By geography
Europe	189,065	8,848	2,576	200,489	(277)	(1,130)	(808)	(2,215)
– of which: UK	153,112	7,603	1,760	162,475	(257)	(1,032)	(537)	(1,826)
Asia	181,399	11,620	867	193,886	(284)	(412)	(222)	(918)
– of which: Hong Kong	127,785	5,363	210	133,358	(73)	(266)	(58)	(397)
MENA	4,998	418	272	5,688	(53)	(115)	(173)	(341)
North America	38,059	5,594	1,456	45,109	(103)	(181)	(139)	(423)
Latin America	5,149	1,525	255	6,929	(189)	(341)	(113)	(643)
At 30 Sep 2020	418,670	28,005	5,426	452,101	(906)	(2,179)	(1,455)	(4,540)

By portfolio
First lien residential mortgages	312,031	7,077	3,070	322,178	(39)	(68)	(422)	(529)
– of which: interest only (including offset)	31,201	1,602	376	33,179	(6)	(15)	(91)	(112)
affordability (including US adjustable rate mortgages)	14,222	796	514	15,532	(3)	(3)	(3)	(9)
Other personal lending	101,638	8,674	1,781	112,093	(544)	(1,268)	(793)	(2,605)
– other	77,031	4,575	1,193	82,799	(229)	(451)	(491)	(1,171)
– credit cards	22,285	3,959	524	26,768	(310)	(801)	(284)	(1,395)
– second lien residential mortgages	750	84	55	889	(1)	(6)	(10)	(17)
– motor vehicle finance	1,572	56	9	1,637	(4)	(10)	(8)	(22)
At 31 Dec 2019	413,669	15,751	4,851	434,271	(583)	(1,336)	(1,215)	(3,134)
By geography
Europe	186,561	6,854	2,335	195,750	(112)	(538)	(578)	(1,228)
– of which: UK	153,313	5,455	1,612	160,380	(104)	(513)	(370)	(987)
Asia	173,523	5,855	717	180,095	(223)	(339)	(170)	(732)
– of which: Hong Kong	117,013	2,751	189	119,953	(90)	(220)	(44)	(354)
MENA	5,671	247	299	6,217	(50)	(58)	(189)	(297)
North America	41,148	1,930	1,238	44,316	(56)	(119)	(141)	(316)
Latin America	6,766	865	262	7,893	(142)	(282)	(137)	(561)
At 31 Dec 2019	413,669	15,751	4,851	434,271	(583)	(1,336)	(1,215)	(3,134)

HSBC Holdings plc Earnings Release 3Q20	25

Earnings Release – 3Q20

Total wholesale lending for loans and advances to banks and customers at amortised cost
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	401,032	119,269	12,253	288	532,842	(1,057)	(2,293)	(5,344)	(112)	(8,806)
– agriculture, forestry and fishing	5,915	739	315	2	6,971	(15)	(24)	(148)	(1)	(188)
– mining and quarrying	8,659	3,735	1,306	12	13,712	(46)	(106)	(432)	(12)	(596)
– manufacture	71,291	23,223	1,620	80	96,214	(158)	(332)	(761)	(39)	(1,290)
– electricity, gas, steam and air-conditioning supply	12,426	2,294	116	—	14,836	(33)	(32)	(17)	—	(82)
– water supply, sewerage, waste management and remediation	2,300	699	43	—	3,042	(9)	(15)	(22)	—	(46)
– construction	9,358	5,153	693	33	15,237	(29)	(109)	(390)	(32)	(560)
– wholesale and retail trade, repair of motor vehicles and motorcycles	66,500	21,778	3,119	12	91,409	(144)	(271)	(1,856)	(3)	(2,274)
– transportation and storage	20,303	7,209	823	12	28,347	(80)	(172)	(222)	—	(474)
– accommodation and food	13,899	11,321	473	1	25,694	(60)	(232)	(111)	(1)	(404)
– publishing, audiovisual and broadcasting	17,041	3,437	161	31	20,670	(47)	(99)	(33)	(5)	(184)
– real estate	109,113	17,510	1,367	1	127,991	(183)	(322)	(525)	—	(1,030)
– professional, scientific and technical activities	16,317	8,206	501	31	25,055	(51)	(107)	(157)	(7)	(322)
– administrative and support services	18,390	7,746	813	73	27,022	(49)	(164)	(244)	(12)	(469)
– public administration and defence, compulsory social security	1,890	465	3	—	2,358	(2)	(10)	(1)	—	(13)
– education	1,530	552	37	—	2,119	(9)	(20)	(11)	—	(40)
– health and care	4,772	1,268	254	—	6,294	(20)	(37)	(119)	—	(176)
– arts, entertainment and recreation	1,368	1,182	182	—	2,732	(9)	(48)	(65)	—	(122)
– other services	11,136	1,471	426	—	13,033	(107)	(175)	(229)	—	(511)
– activities of households	625	153	—	—	778	—	(3)	—	—	(3)
– extra-territorial organisations and bodies activities	7	—	—	—	7	—	—	—	—	—
– government	7,613	1,114	1	—	8,728	(6)	(2)	(1)	—	(9)
– asset-backed securities	579	14	—	—	593	—	(13)	—	—	(13)
Non-bank financial institutions	58,856	10,530	712	1	70,099	(57)	(135)	(163)	(1)	(356)
Loans and advances to banks	81,277	2,627	—	—	83,904	(37)	(13)	—	—	(50)
At 30 Sep 2020	541,165	132,426	12,965	289	686,845	(1,151)	(2,441)	(5,507)	(113)	(9,212)
By geography
Europe	169,448	39,595	7,013	126	216,182	(553)	(1,209)	(2,044)	(53)	(3,859)
– of which: UK	116,881	28,386	5,104	78	150,449	(443)	(971)	(1,362)	(38)	(2,814)
Asia	289,156	58,792	2,729	116	350,793	(327)	(447)	(1,741)	(43)	(2,558)
– of which: Hong Kong	173,104	35,238	990	47	209,379	(177)	(272)	(521)	(24)	(994)
MENA	21,929	10,176	1,879	17	34,001	(76)	(232)	(1,162)	(12)	(1,482)
North America	49,681	18,790	935	—	69,406	(89)	(315)	(332)	—	(736)
Latin America	10,951	5,073	409	30	16,463	(106)	(238)	(228)	(5)	(577)
At 30 Sep 2020	541,165	132,426	12,965	289	686,845	(1,151)	(2,441)	(5,507)	(113)	(9,212)

26	HSBC Holdings plc Earnings Release 3Q20

Total wholesale lending for loans and advances to banks and customers at amortised cost (continued)
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	472,253	59,599	8,315	332	540,499	(672)	(920)	(3,747)	(99)	(5,438)
– agriculture, forestry and fishing	5,416	1,000	278	2	6,696	(13)	(29)	(139)	(1)	(182)
– mining and quarrying	9,923	4,189	311	12	14,435	(22)	(70)	(122)	(12)	(226)
– manufacture	88,138	14,525	1,581	136	104,380	(143)	(211)	(806)	(50)	(1,210)
– electricity, gas, steam and air-conditioning supply	13,479	1,386	175	—	15,040	(14)	(41)	(25)	—	(80)
– water supply, sewerage, waste management and remediation	2,963	508	30	—	3,501	(6)	(4)	(18)	—	(28)
– construction	10,520	3,883	852	32	15,287	(16)	(49)	(467)	(32)	(564)
– wholesale and retail trade, repair of motor vehicles and motorcycles	83,151	9,897	1,625	8	94,681	(111)	(137)	(934)	(2)	(1,184)
– transportation and storage	22,604	2,359	588	29	25,580	(42)	(37)	(158)	—	(237)
– accommodation and food	20,109	4,284	262	1	24,656	(37)	(46)	(62)	(1)	(146)
– publishing, audiovisual and broadcasting	18,103	1,706	141	21	19,971	(30)	(23)	(33)	(1)	(87)
– real estate	122,972	6,450	1,329	1	130,752	(108)	(97)	(475)	—	(680)
– professional, scientific and technical activities	21,085	2,687	350	—	24,122	(31)	(33)	(145)	—	(209)
– administrative and support services	21,370	3,817	438	89	25,714	(33)	(58)	(179)	—	(270)
– public administration and defence, compulsory social security	1,889	488	—	—	2,377	(1)	(7)	—	—	(8)
– education	1,700	184	16	—	1,900	(7)	(5)	(6)	—	(18)
– health and care	3,543	811	111	—	4,465	(9)	(20)	(28)	—	(57)
– arts, entertainment and recreation	2,537	257	30	—	2,824	(6)	(8)	(11)	—	(25)
– other services	13,143	941	191	1	14,276	(35)	(31)	(133)	—	(199)
– activities of households	725	66	—	—	791	—	—	—	—	—
– extra-territorial organisations and bodies activities	2	—	—	—	2	—	—	—	—	—
– government	8,159	147	7	—	8,313	(6)	(2)	(6)	—	(14)
– asset-backed securities	722	14	—	—	736	(2)	(12)	—	—	(14)
Non-bank financial institutions	65,661	4,832	212	—	70,705	(42)	(28)	(90)	—	(160)
Loans and advances to banks	67,769	1,450	—	—	69,219	(14)	(2)	—	—	(16)
At 31 Dec 2019	605,683	65,881	8,527	332	680,423	(728)	(950)	(3,837)	(99)	(5,614)
By geography
Europe	190,528	20,276	4,671	129	215,604	(318)	(458)	(1,578)	(45)	(2,399)
– of which: UK	131,007	16,253	3,343	79	150,682	(252)	(385)	(989)	(32)	(1,658)
Asia	308,305	32,287	1,419	148	342,159	(228)	(253)	(986)	(38)	(1,505)
– of which: Hong Kong	182,501	23,735	673	48	206,957	(118)	(172)	(475)	(28)	(793)
MENA	25,470	3,314	1,686	18	30,488	(55)	(85)	(946)	(12)	(1,098)
North America	64,501	7,495	458	—	72,454	(45)	(96)	(141)	—	(282)
Latin America	16,879	2,509	293	37	19,718	(82)	(58)	(186)	(4)	(330)
At 31 Dec 2019	605,683	65,881	8,527	332	680,423	(728)	(950)	(3,837)	(99)	(5,614)

HSBC Holdings plc Earnings Release 3Q20	27

Earnings Release – 3Q20
Customer relief programmes
In response to the Covid-19 outbreak, governments and regulators around the world have introduced a number of support measures for both personal and wholesale customers in market-wide schemes. The following table presents the number of personal accounts/wholesale customers and the associated drawn loan values of customers under these schemes and HSBC-specific measures for major markets at 30 September 2020. In relation to personal lending, the majority of relief measures, including payment holidays, relate to existing lending, while in wholesale lending the relief measures comprise payment holidays, refinancing of existing facilities and new lending under government-backed schemes.
At 30 September 2020, the gross carrying value of loans to personal customers under relief was $14.9bn (2Q20: $26.3bn). This comprised $11.5bn in relation to mortgages (2Q20: $21.1bn) and $3.4bn in relation to other personal lending (2Q20: $5.2bn). The decrease in personal customer relief during the third quarter was driven by customers exiting relief measures. The gross carrying value of loans to wholesale customers under relief was $52.3bn (2Q20: $51.8bn).

Personal lending
Extant at 30 September 2020		UK	Hong Kong	US	Other major markets[1,2,3]	Total
Market-wide schemes
Number of accounts in mortgage customer relief	000s	17	—	—	43	60
Drawn loan value of accounts in mortgage customer relief	$m	3,692	—	—	3,474	7,166
Number of accounts in other personal lending customer relief	000s	24	—	—	92	116
Drawn loan value of accounts in other personal lending customer relief	$m	303	—	—	2,032	2,335
HSBC-specific measures
Number of accounts in mortgage customer relief	000s	—	3	2	11	16
Drawn loan value of accounts in mortgage customer relief	$m	17	1,259	1,016	2,035	4,327
Number of accounts in other personal lending customer relief	000s	—	1	20	37	58
Drawn loan value of accounts in other personal lending customer relief	$m	—	92	138	824	1,054
Total personal lending to major markets under market-wide schemes and HSBC-specific measures
Number of accounts in mortgage customer relief	000s	17	3	2	54	76
Drawn loan value of accounts in mortgage customer relief	$m	3,709	1,259	1,016	5,509	11,493
Number of accounts in other personal lending customer relief	000s	24	1	20	129	174
Drawn loan value of accounts in other personal lending customer relief	$m	303	92	138	2,856	3,389
Market-wide schemes and HSBC-specific measures – mortgage relief as a proportion of total mortgages	%	2.6	1.4	5.5	7.4	3.5
Market-wide schemes and HSBC-specific measures – other personal lending relief as a proportion of total other personal lending loans and advances	%	1.6	0.2	6.2	5.7	3.0

Wholesale lending
Extant at 30 September 2020		UK	Hong Kong	US	Other major markets[1]	Total
Market-wide schemes
Number of customers under market-wide measures	000s	187	5	4	7	203
Drawn loan value of customers under market-wide schemes	$m	10,265	21,457	1,186	7,246	40,154
HSBC-specific schemes
Number of customers under HSBC-specific measures	000s	5	—	—	10	15
Drawn loan value of customers under HSBC-specific measures	$m	4,031	1,274	1,103	5,787	12,195
Total wholesale lending to major markets under market-wide schemes and HSBC-specific measures
Number of customers[4]	000s	192	5	4	17	218
Drawn loan value	$m	14,296	22,731	2,289	13,033	52,349
Market-wide schemes and HSBC-specific measures as a proportion of total wholesale lending loans and advances	%	9.8	12.1	5.4	6.8	9.2
1    Other major markets include Australia, Canada, mainland China, Egypt, France, Germany, India, Indonesia, Malaysia, Mexico, Singapore, Switzerland, Taiwan and UAE.
2    In Malaysia, personal lending customers are granted an automatic moratorium programme for all eligible retail customers. At 30 September 2020, the number of accounts under this moratorium was 119,000 with an associated drawn balance of $3,944m.
3    In Mexico, there were 36,000 personal lending accounts under customer relief with an associated drawn balance of $494m.
4    Within total wholesale customers, there were 2,000 customers under both market-wide and HSBC-specific schemes.
The initial granting of customer relief does not automatically trigger a migration to stage 2 or 3. However, information provided by payment deferrals is considered in the context of other reasonable and supportable information. This forms part of the overall assessment for whether there has been a significant increase in credit risk and credit impairment to identify loans for which lifetime ECL is appropriate. An extension in payment deferral does not automatically result in a migration to stage 2 or stage 3. The key accounting and credit risk judgement to ascertain whether a significant increase in credit risk has occurred is whether the economic effects of the Covid-19 outbreak on the customer are likely to be temporary over the lifetime of the loan, and whether they indicate that a concession is being made in respect of financial difficulty that would be consistent with stage 3.
On 2 September 2020, the Hong Kong Monetary Authority announced that the Pre-approved Principal Payment Holiday Scheme for Corporate Customers had been extended for a further six months to April 2021. A summary of the other main market-wide and HSBC-specific scheme was set out on pages 67 and 68 of the Interim Report 2020.

28	HSBC Holdings plc Earnings Release 3Q20

Capital adequacy

Capital adequacy metrics
	At
	30 Sep	30 Jun	31 Dec
	2020	2020	2019
Risk-weighted assets ('RWAs') ($bn)
Credit risk	692.7	686.7	676.6
Counterparty credit risk	41.6	43.1	44.1
Market risk	31.3	35.2	29.9
Operational risk	91.4	89.6	92.8
Total risk-weighted assets	857.0	854.6	843.4
Capital on a transitional basis ($bn)
Common equity tier 1 (‘CET1’) capital	133.4	128.4	124.0
Tier 1 capital	157.4	152.5	148.4
Total capital	181.8	177.2	172.2
Capital ratios on a transitional basis (%)
CET1	15.6	15.0	14.7
Tier 1	18.4	17.8	17.6
Total capital	21.2	20.7	20.4
Capital on an end point basis ($bn)
Common equity tier 1 (‘CET1’) capital	133.4	128.4	124.0
Tier 1 capital	154.3	149.4	144.8
Total capital	169.2	164.4	159.3
Capital ratios on an end point basis (%)
CET1	15.6	15.0	14.7
Tier 1	18.0	17.5	17.2
Total capital	19.7	19.2	18.9
Liquidity coverage ratio (‘LCR’)
Total high-quality liquid assets ($bn)	654.2	654.4	601.4
Total net cash outflow ($bn)	446.3	442.9	400.5
LCR ratio (%)	146.6	147.8	150.2
Capital figures and ratios in the table above are calculated in accordance with the revisions to the Capital Requirements Regulation and Directive, as implemented (‘CRR II’). The table presents them under the transitional arrangements in CRR II for capital instruments and after their expiry, known as the end point. The end point figures in the table above take into account the regulatory transitional arrangements in CRR II for IFRS 9, which are more fully described below.
Where applicable, they also reflect government relief schemes intended to mitigate the impact of the Covid-19 outbreak.
Regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’
We have adopted the regulatory transitional arrangements in CRR II for IFRS 9, including paragraph four of article 473a. Our capital and ratios are presented under these arrangements throughout the table above, including in the end point figures. Without their application, our CET1 ratio would be 15.4%.
The IFRS 9 regulatory transitional arrangements allow banks to add back to their capital base a proportion (currently 70%) of the impact that IFRS 9 has upon their loan loss allowances during the first five years of use. The impact is defined as:
•the increase in loan loss allowances on day one of IFRS 9 adoption; and
•any subsequent increase in expected credit losses (‘ECL’) in the non-credit-impaired book thereafter.
Any add-back must be tax affected and accompanied by a recalculation of capital deduction thresholds, exposure and RWAs. The impact is calculated separately for portfolios using the standardised (‘STD’) and internal ratings based (‘IRB’) approaches. For IRB portfolios, there is no add-back to capital unless loan loss allowances exceed regulatory 12-month expected losses.
The EU’s CRR ‘Quick Fix’ relief package enacted in June 2020 increased from 70% to 100% the relief that banks may take for loan loss allowances recognised since 1 January 2020 on the non-credit-impaired book.
At 30 September 2020, the add-back to CET1 capital amounted to $1.5bn under the STD approach with a tax impact of $0.3bn.
Capital
At 30 September 2020, our CET1 ratio was 15.6%, up from 15.0% at 30 June 2020. CET1 capital increased during the quarter by $5.0bn, mainly as a result of:
•foreign currency translation differences of $2.8bn;
•capital generation of $0.9bn through regulatory profits and an increase of $0.1bn in FVOCI reserves;
•a $0.4bn fall in the threshold deduction for significant investments in financial sector entities; and
•a fall in deductions from CET1 totalling $0.3bn, including $0.2bn relating to goodwill and intangible assets and $0.1bn to deferred tax.
The third quarter prudent valuation adjustment deduction of $1.2bn included a $0.2bn increase arising from additional uncertainty reserves for exit of over-the-counter derivative transactions.

HSBC Holdings plc Earnings Release 3Q20	29

Earnings Release – 3Q20

Leverage

Leverage ratio[1]
			At
			30 Sep	30 Jun
			2020	2020
Ref*		Footnotes	$bn	$bn
20	Tier 1 capital		154.3	149.4
21	Total leverage ratio exposure		2,857.4	2,801.4
			%	%
22	Leverage ratio		5.4	5.3
EU-23	Choice of transitional arrangements for the definition of the capital measure		Fully phased-in	Fully phased-in
	UK leverage ratio exposure – quarterly average	2	2,569.3	2,565.8
			%	%
	UK leverage ratio – quarterly average	2	6.0	5.7
	UK leverage ratio – quarter end	2	6.1	5.9
*    The references identify the lines prescribed in the EBA template.
1    The CRR II regulatory transitional arrangements for IFRS 9 are applied in both leverage ratio calculations.
2    UK leverage ratio denotes the Group’s leverage ratio calculated under the PRA’s UK leverage framework. This measure excludes qualifying central bank balances and loans under the UK Bounce Back Loan scheme from the calculation of exposure.
Our leverage ratio calculated in accordance with the Capital Requirements Regulation in force was 5.4% at 30 September 2020, up from 5.3% at 30 June 2020, primarily due to an increase in tier 1 capital.
At 30 September 2020, our UK minimum leverage ratio requirement of 3.25% was supplemented by an additional leverage ratio buffer of 0.7% and a countercyclical leverage ratio buffer of 0.1%. These additional buffers translated into capital values of $17.7bn and $1.9bn respectively. We exceeded these leverage requirements.

Risk-weighted assets

RWAs by global business
	WPB	CMB	GBM	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn
Credit risk	137.8	305.6	169.4	79.9	692.7
Counterparty credit risk	0.7	0.2	40.1	0.6	41.6
Market risk	1.3	0.7	26.5	2.8	31.3
Operational risk	33.4	25.9	31.1	1.0	91.4
At 30 Sep 2020	173.2	332.4	267.1	84.3	857.0

RWA movement by global business by key driver
	Credit risk, counterparty credit risk and operational risk
	WPB	CMB	GBM	Corporate Centre	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 July 2020	160.6	330.2	247.9	80.7	35.2	854.6
Asset size	8.9	(6.0)	(8.2)	(0.2)	(5.3)	(10.8)
Asset quality	—	2.1	0.5	0.4	—	3.0
Model updates	0.3	0.1	(0.1)	—	—	0.3
Methodology and policy	(0.5)	(1.8)	(3.5)	0.1	1.4	(4.3)
Foreign exchange movements	2.6	7.1	4.0	0.5	—	14.2
Total RWA movement	11.3	1.5	(7.3)	0.8	(3.9)	2.4
RWAs at 30 Sep 2020	171.9	331.7	240.6	81.5	31.3	857.0
Risk-weighted assets (‘RWAs’) rose by $2.4bn during 3Q20, including an increase of $14.2bn due to foreign currency translation differences. The $11.8bn decrease (excluding foreign currency translation differences) comprised the movements described by the following comments.
Asset size
The $10.8bn decrease in RWAs due to asset size movements was predominantly due to reductions in GBM and CMB, and a $5.3bn decrease in market risk RWAs, partly offset by $8.9bn growth in WPB.
The $8.2bn fall in GBM RWAs included reductions in credit risk totalling $7.4bn across all major regions, partly as a result of $2.1bn from active portfolio management measures as well as from reduced lending. It also included a $0.8bn fall in counterparty credit risk RWAs, mainly as a result of trade actions in North America.
The $6.0bn fall in CMB RWAs occurred mainly in North America, Europe and Asia and reflected both repayments and $1.3bn of reductions under management initiatives.
Market risk RWAs decreased by $5.3bn, largely due to changes in market conditions, reduced sovereign exposures and management initiatives.
These reductions were partly offset by an $8.9bn increase in WPB RWAs, mostly from short-term lending in Hong Kong.

30	HSBC Holdings plc Earnings Release 3Q20

Asset quality
Changes in asset quality led to an RWA increase of $3.0bn, mainly in CMB and GBM.
The $2.1bn increase in CMB RWAs was predominantly in Asia, driven by credit migration. Total credit migration impacts in CMB during 3Q20 were $4.8bn, but the effects in other regions were largely offset by decreases due to changes in portfolio mix.
In GBM, the $0.5bn RWA increase was driven by credit rating migration on derivative transactions in Europe and Asia. Other credit migration impacts of $2.0bn were mostly offset by decreases due to changes in portfolio mix.
Model updates
The $0.3bn RWA increase due to model updates mainly related to North American revolving facilities.
Methodology and policy
The $4.3bn reduction in RWAs due to methodology and policy changes was primarily due to RWA initiatives in GBM and CMB, mainly in the form of risk parameter refinements in Asia and Europe, and a reduction of $0.5bn from the introduction of the new infrastructure supporting factor under the CRR ‘Quick Fix’ relief package. A further RWA decrease of $0.5bn in WPB was largely due to refinements in the mortgage portfolio.
Partly offsetting these reductions was a $1.4bn increase in market risk RWAs, largely in relation to risks not captured by internal models.

Summary information – global businesses
Analysis of significant items by global business is presented below.

Reconciliation of reported results to adjusted results – global businesses
		Nine months ended 30 Sep 2020
		Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m
Revenue	1
Reported		16,679	10,148	11,695	150	38,672
Significant items		13	17	97	(257)	(130)
– customer redress programmes		5	17	—	—	22
– disposals, acquisitions and investment in new businesses		8	—	—	—	8
– fair value movements on financial instruments	2	—	—	(62)	(248)	(310)
– restructuring and other related costs	3	—	—	159	(9)	150
Adjusted		16,692	10,165	11,792	(107)	38,542
ECL
Reported		(2,545)	(3,880)	(1,218)	—	(7,643)
Adjusted		(2,545)	(3,880)	(1,218)	—	(7,643)
Operating expenses
Reported		(11,440)	(4,984)	(7,565)	(579)	(24,568)
Significant items		412	59	771	973	2,215
– customer redress programmes		45	1	—	7	53
– impairment of goodwill and other intangibles		309	44	578	151	1,082
– restructuring and other related costs	4	58	14	191	809	1,072
– settlements and provisions in connection with legal and regulatory matters		—	—	2	6	8
Adjusted		(11,028)	(4,925)	(6,794)	394	(22,353)
Share of profit in associates and joint ventures
Reported		2	—	—	929	931
Significant items		—	—	—	462	462
– impairment of goodwill	5	—	—	—	462	462
Adjusted		2	—	—	1,391	1,393
Profit before tax
Reported		2,696	1,284	2,912	500	7,392
Significant items		425	76	868	1,178	2,547
– revenue		13	17	97	(257)	(130)
– operating expenses		412	59	771	973	2,215
– share of profit in associates and joint ventures		—	—	—	462	462
Adjusted		3,121	1,360	3,780	1,678	9,939
Loans and advances to customers (net)
Reported		459,516	343,702	236,902	1,220	1,041,340
Adjusted		459,516	343,702	236,902	1,220	1,041,340
Customer accounts
Reported		793,612	431,021	343,365	716	1,568,714
Adjusted		793,612	431,021	343,365	716	1,568,714
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3 Comprises losses associated with the RWA reduction commitments we made at our business update in February 2020.
4    Includes impairment of software intangible assets of $173m (of the total software intangible asset impairment of $1,320m) and impairment of tangible assets of $124m.
5    During the year, The Saudi British Bank ('SABB'), an associate of HSBC, impaired the goodwill that arose following the merger with Alawwal bank in 2019. HSBC's post-tax share of the goodwill impairment was $462m.

HSBC Holdings plc Earnings Release 3Q20	31

Earnings Release – 3Q20

Reconciliation of reported results to adjusted results – global businesses (continued)
		Nine months ended 30 Sep 2019[1]
		Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m
Revenue	2
Reported		19,238	11,576	11,223	690	42,727
Currency translation		(272)	(143)	(156)	(34)	(605)
Significant items		126	13	37	(1,136)	(960)
– customer redress programmes		108	9	—	1	118
– disposal, acquisitions and investment in new businesses		4	—	—	(827)	(823)
– fair value movements on financial instruments	3	7	4	40	(311)	(260)
– currency translation on significant items		7	—	(3)	1	5
Adjusted		19,092	11,446	11,104	(480)	41,162
ECL
Reported		(1,012)	(906)	(124)	19	(2,023)
Currency translation		58	27	7	—	92
Adjusted		(954)	(879)	(117)	19	(1,931)
Operating expenses
Reported		(12,669)	(5,139)	(7,267)	(221)	(25,296)
Currency translation		198	67	73	38	376
Significant items		1,083	45	167	283	1,578
– costs of structural reform	4	—	4	36	86	126
– customer redress programmes		1,084	15	—	(1)	1,098
– restructuring and other related costs		70	27	131	199	427
– settlements and provisions in connection with legal and regulatory matters		(66)	—	—	—	(66)
– currency translation on significant items		(5)	(1)	—	(1)	(7)
Adjusted		(11,388)	(5,027)	(7,027)	100	(23,342)
Share of profit in associates and joint ventures
Reported		50	—	—	1,786	1,836
Currency translation		(2)	—	—	(30)	(32)
Adjusted		48	—	—	1,756	1,804
Profit before tax
Reported		5,607	5,531	3,832	2,274	17,244
Currency translation		(18)	(49)	(76)	(26)	(169)
Significant items		1,209	58	204	(853)	618
– revenue		126	13	37	(1,136)	(960)
– operating expenses		1,083	45	167	283	1,578
Adjusted		6,798	5,540	3,960	1,395	17,693
Loans and advances to customers (net)
Reported		422,503	341,396	252,713	1,221	1,017,833
Currency translation		12,094	7,196	5,141	49	24,480
Adjusted		434,597	348,592	257,854	1,270	1,042,313
Customer accounts
Reported		718,643	355,293	299,109	696	1,373,741
Currency translation		15,195	8,012	7,944	37	31,188
Adjusted		733,838	363,305	307,053	733	1,404,929
1    A change in reportable segments was made in 2Q20. Comparative data have been re-presented accordingly.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4    Comprises costs associated with preparations for the UK’s exit from the European Union.

32	HSBC Holdings plc Earnings Release 3Q20

Reconciliation of reported results to adjusted results – global businesses
		Quarter ended 30 Sep 2020
		Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m
Revenue	1
Reported		5,409	3,148	3,510	(140)	11,927
Significant items		32	17	104	(15)	138
– customer redress programmes		31	17	—	—	48
– disposals, acquisitions and investment in new businesses		1	—	—	(1)	—
– fair value movements on financial instruments	2	—	—	3	(14)	(11)
– restructuring and other related costs	3	—	—	101	—	101
Adjusted		5,441	3,165	3,614	(155)	12,065
ECL
Reported		(343)	(354)	(100)	12	(785)
Adjusted		(343)	(354)	(100)	12	(785)
Operating expenses
Reported		(3,871)	(1,587)	(2,412)	(171)	(8,041)
Significant items		189	(48)	130	359	630
– customer redress programmes		(4)	—	—	7	3
– impairment of goodwill and other intangibles		224	3	11	(181)	57
– restructuring and other related costs	4	(31)	(51)	119	530	567
– settlements and provisions in connection with legal and regulatory matters		—	—	—	3	3
Adjusted		(3,682)	(1,635)	(2,282)	188	(7,411)
Share of profit in associates and joint ventures
Reported		10	—	—	(37)	(27)
Significant items		—	—	—	462	462
– impairment of goodwill	5	—	—	—	462	462
Adjusted		10	—	—	425	435
Profit/(loss) before tax
Reported		1,205	1,207	998	(336)	3,074
Significant items		221	(31)	234	806	1,230
– revenue		32	17	104	(15)	138
– operating expenses		189	(48)	130	359	630
– share of profit in associates and joint ventures		—	—	—	462	462
Adjusted		1,426	1,176	1,232	470	4,304
Loans and advances to customers (net)
Reported		459,516	343,702	236,902	1,220	1,041,340
Adjusted		459,516	343,702	236,902	1,220	1,041,340
Customer accounts
Reported		793,612	431,021	343,365	716	1,568,714
Adjusted		793,612	431,021	343,365	716	1,568,714
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3    Comprises losses associated with the RWA reduction commitments we made at our business update in February 2020.
4    Includes impairment of tangible assets of $124m.
5    During the quarter, The Saudi British Bank ('SABB'), an associate of HSBC, impaired the goodwill that arose following the merger with Alawwal bank in 2019. HSBC's post-tax share of the goodwill impairment was $462m.

HSBC Holdings plc Earnings Release 3Q20	33

Earnings Release – 3Q20

Reconciliation of reported results to adjusted results – global businesses (continued)
		Quarter ended 30 June 2020
		Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m
Revenue	1
Reported		5,656	3,267	4,240	(104)	13,059
Currency translation		113	76	98	(8)	279
Significant items		(26)	—	185	(64)	95
– customer redress programmes		(26)	—	—	—	(26)
– disposals, acquisitions and investment in new businesses		—	—	—	1	1
– fair value movements on financial instruments	2	—	—	121	(63)	58
– restructuring and other related costs	3	—	—	58	—	58
– currency translation on significant items		—	—	6	(2)	4
Adjusted		5,743	3,343	4,523	(176)	13,433
ECL
Reported		(1,094)	(2,151)	(573)	(14)	(3,832)
Currency translation		(34)	(61)	(22)	(1)	(118)
Adjusted		(1,128)	(2,212)	(595)	(15)	(3,950)
Operating expenses
Reported		(3,745)	(1,698)	(2,801)	(431)	(8,675)
Currency translation		(95)	(47)	(93)	9	(226)
Significant items		223	112	650	476	1,461
– customer redress programmes		48	1	—	—	49
– impairment of goodwill and other intangibles		85	41	567	332	1,025
– restructuring and other related costs	4	82	63	58	132	335
– settlements and provisions in connection with legal and regulatory matters		—	—	—	4	4
– currency translation on significant items		8	7	25	8	48
Adjusted		(3,617)	(1,633)	(2,244)	54	(7,440)
Share of profit in associates and joint ventures
Reported		(4)	—	—	541	537
Currency translation		—	—	—	16	16
Adjusted		(4)	—	—	557	553
Profit/(loss) before tax
Reported		813	(582)	866	(8)	1,089
Currency translation		(16)	(32)	(17)	16	(49)
Significant items		197	112	835	412	1,556
– revenue		(26)	—	185	(64)	95
– operating expenses		223	112	650	476	1,461
Adjusted		994	(502)	1,684	420	2,596
Loans and advances to customers (net)
Reported		429,487	344,567	243,355	1,272	1,018,681
Currency translation		11,162	7,276	4,824	41	23,303
Adjusted		440,649	351,843	248,179	1,313	1,041,984
Customer accounts
Reported		775,870	418,263	337,573	674	1,532,380
Currency translation		14,347	9,642	8,674	29	32,692
Adjusted		790,217	427,905	346,247	703	1,565,072
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Fair value movements on financial instruments include non-qualifying hedges and debt valuation adjustments on derivatives.
3    Comprises losses associated with the RWA reduction commitments we made at our business update in February 2020.
4    Includes impairment of software intangible assets of $173m.

34	HSBC Holdings plc Earnings Release 3Q20

Reconciliation of reported results to adjusted results – global businesses (continued)
		Quarter ended 30 Sep 2019[1]
		Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m
Revenue	2
Reported		6,084	3,764	3,527	(20)	13,355
Currency translation		29	26	26	(5)	76
Significant items		117	10	(38)	(173)	(84)
– customer redress programmes		108	9	—	1	118
– disposals, acquisitions and investment in new businesses		4	—	—	—	4
– fair value movements on financial instruments	3	—	—	(37)	(173)	(210)
– currency translation on significant items		5	1	(1)	(1)	4
Adjusted		6,230	3,800	3,515	(198)	13,347
ECL
Reported		(451)	(410)	(26)	4	(883)
Currency translation		24	9	6	1	40
Adjusted		(427)	(401)	(20)	5	(843)
Operating expenses
Reported		(4,241)	(1,771)	(2,279)	144	(8,147)
Currency translation		(29)	(17)	(40)	8	(78)
Significant items		433	20	47	120	620
– costs of structural reform	4	—	1	7	27	35
– customer redress programmes		469	16	4	(1)	488
– restructuring and other related costs		13	3	35	89	140
– settlements and provisions in connection with legal and regulatory matters		(65)	—	—	1	(64)
– currency translation on significant items		16	—	1	4	21
Adjusted		(3,837)	(1,768)	(2,272)	272	(7,605)
Share of profit in associates and joint ventures
Reported		7	—	—	505	512
Currency translation		—	—	—	7	7
Adjusted		7	—	—	512	519
Profit before tax
Reported		1,399	1,583	1,222	633	4,837
Currency translation		24	18	(8)	11	45
Significant items		550	30	9	(53)	536
– revenue		117	10	(38)	(173)	(84)
– operating expenses		433	20	47	120	620
Adjusted		1,973	1,631	1,223	591	5,418
Loans and advances to customers (net)
Reported		422,503	341,396	252,713	1,221	1,017,833
Currency translation		12,094	7,196	5,141	49	24,480
Adjusted		434,597	348,592	257,854	1,270	1,042,313
Customer accounts
Reported		718,643	355,293	299,109	696	1,373,741
Currency translation		15,195	8,012	7,944	37	31,188
Adjusted		733,838	363,305	307,053	733	1,404,929
1    A change in reportable segments was made in 2Q20. Comparative data have been re-presented accordingly.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4    Comprises costs associated with preparations for the UK’s exit from the European Union.

HSBC Holdings plc Earnings Release 3Q20	35

Earnings Release – 3Q20

Reconciliation of reported and adjusted risk-weighted assets
The following table reconciles reported and adjusted risk-weighted assets (‘RWAs’).

Reconciliation of reported and adjusted risk-weighted assets
		At 30 September 2020
		Wealth and Private Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	Footnotes	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported		173.2	332.4	267.1	84.3	857.0
Adjusted	1	173.2	332.4	267.1	84.3	857.0

		At 30 June 2020
Risk-weighted assets
Reported		161.8	330.9	277.6	84.3	854.6
Currency translation		2.6	7.1	4.0	0.5	14.2
Adjusted	1	164.4	338.0	281.6	84.8	868.8

		At 30 September 2019
Risk-weighted assets
Reported		161.6	328.0	294.6	81.0	865.2
Currency translation		1.1	5.5	1.8	0.5	8.9
Disposals
– operations in Brazil					(0.8)	(0.8)
Adjusted	1	162.7	333.5	296.4	80.7	873.3
1    Adjusted risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences and significant items.

36	HSBC Holdings plc Earnings Release 3Q20

Summary information – geographical regions
Analysis of significant items by geographical regions is presented below.

Reconciliation of reported results to adjusted results – geographical regions
		Nine months ended 30 Sep 2020
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported	2	13,465	20,904	2,002	4,887	2,323	38,672
Significant items		(140)	(36)	(1)	55	(8)	(130)
– customer redress programmes		22	—	—	—	—	22
– disposals, acquisitions and investment in new businesses		—	—	—	8	—	8
– fair value movement on financial instruments	3	(264)	(36)	(1)	(1)	(8)	(310)
– restructuring and other related costs	4	102	—	—	48	—	150
Adjusted	2	13,325	20,868	2,001	4,942	2,315	38,542
ECL
Reported		(3,238)	(1,962)	(721)	(873)	(849)	(7,643)
Adjusted		(3,238)	(1,962)	(721)	(873)	(849)	(7,643)
Operating expenses
Reported	2	(13,159)	(9,773)	(1,192)	(3,998)	(1,355)	(24,568)
Significant items		1,555	48	65	517	30	2,215
– customer redress programmes		53	—	—	—	—	53
– impairment of goodwill and other intangibles		800	—	60	222	—	1,082
– restructuring and other related costs	5	694	48	5	295	30	1,072
– settlements and provisions in connection with legal and regulatory matters		8	—	—	—	—	8
Adjusted	2	(11,604)	(9,725)	(1,127)	(3,481)	(1,325)	(22,353)
Share of profit in associates and joint ventures
Reported		(44)	1,387	(415)	—	3	931
Significant items		—	—	462	—	—	462
– impairment of goodwill	6	—	—	462	—	—	462
Adjusted		(44)	1,387	47	—	3	1,393
Profit/(loss) before tax
Reported		(2,976)	10,556	(326)	16	122	7,392
Significant items		1,415	12	526	572	22	2,547
– revenue		(140)	(36)	(1)	55	(8)	(130)
– operating expenses		1,555	48	65	517	30	2,215
– share of profit in associates and joint ventures		—	—	462	—	—	462
Adjusted		(1,561)	10,568	200	588	144	9,939
Loans and advances to customers (net)
Reported		398,181	484,125	29,307	110,394	19,333	1,041,340
Adjusted		398,181	484,125	29,307	110,394	19,333	1,041,340
Customer accounts
Reported		593,172	732,367	40,815	177,478	24,882	1,568,714
Adjusted		593,172	732,367	40,815	177,478	24,882	1,568,714
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4 Comprises losses associated with the RWA reduction commitments we made at our business update in February 2020.
5    Includes impairment of software intangible assets of $173m (of the total software intangible asset impairment of $1,320m) and impairment of tangible assets of $124m.
6    During the year, The Saudi British Bank ('SABB'), an associate of HSBC, impaired the goodwill that arose following the merger with Alawwal bank in 2019. HSBC's post-tax share of the goodwill impairment was $462m.

HSBC Holdings plc Earnings Release 3Q20	37

Earnings Release – 3Q20

Reconciliation of reported results to adjusted results – geographical regions (continued)
		Nine months ended 30 Sep 2019
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported	2	13,481	23,174	2,946	4,984	2,579	42,727
Currency translation	2	(53)	(62)	(9)	(23)	(491)	(605)
Significant items		(173)	20	(827)	12	8	(960)
– customer redress programmes		118	—	—	—	—	118
– disposals, acquisitions and investment in new businesses		—	—	(828)	4	1	(823)
– fair value movements on financial instruments	3	(295)	20	—	8	7	(260)
– currency translation on significant items		4	—	1	—	—	5
Adjusted	2	13,255	23,132	2,110	4,973	2,096	41,162
ECL
Reported		(810)	(542)	(65)	(140)	(466)	(2,023)
Currency translation		6	2	(2)	1	85	92
Adjusted		(804)	(540)	(67)	(139)	(381)	(1,931)
Operating expenses
Reported	2	(13,633)	(9,795)	(1,052)	(3,799)	(1,454)	(25,296)
Currency translation	2	25	77	15	14	278	376
Significant items		1,433	72	8	52	13	1,578
– costs of structural reform	4	123	3	—	—	—	126
– customer redress programmes		1,098	—	—	—	—	1,098
– restructuring and other related costs		278	72	8	52	17	427
– settlements and provisions in connection with legal and regulatory matters		(65)	(1)	—	—	—	(66)
– currency translation on significant items		(1)	(2)	—	—	(4)	(7)
Adjusted	2	(12,175)	(9,646)	(1,029)	(3,733)	(1,163)	(23,342)
Share of profit in associates and joint ventures
Reported		18	1,594	212	—	12	1,836
Currency translation		1	(31)	—	—	(2)	(32)
Adjusted		19	1,563	212	—	10	1,804
Profit/(loss) before tax
Reported		(944)	14,431	2,041	1,045	671	17,244
Currency translation		(21)	(14)	4	(8)	(130)	(169)
Significant items		1,260	92	(819)	64	21	618
– revenue		(173)	20	(827)	12	8	(960)
– operating expenses		1,433	72	8	52	13	1,578
Adjusted		295	14,509	1,226	1,101	562	17,693
Loans and advances to customers (net)
Reported		377,153	478,015	28,091	111,963	22,611	1,017,833
Currency translation		20,084	8,204	(701)	(420)	(2,687)	24,480
Adjusted		397,237	486,219	27,390	111,543	19,924	1,042,313
Customer accounts
Reported		496,874	672,557	36,768	142,781	24,761	1,373,741
Currency translation		25,650	10,001	(896)	(443)	(3,124)	31,188
Adjusted		522,524	682,558	35,872	142,338	21,637	1,404,929
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4    Comprises costs associated with preparations for the UK’s exit from the European Union.

38	HSBC Holdings plc Earnings Release 3Q20

Reconciliation of reported results to adjusted results – geographical regions (continued)
		Quarter ended 30 Sep 2020
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported	2	4,489	6,324	623	1,482	746	11,927
Significant items		90	(2)	—	49	1	138
– customer redress programmes		48	—	—	—	—	48
– fair value movements on financial instruments	3	(12)	(2)	—	2	1	(11)
– restructuring and other related costs	4	54	—	—	47	—	101
Adjusted	2	4,579	6,322	623	1,531	747	12,065
ECL
Reported		(353)	(144)	(110)	14	(192)	(785)
Adjusted		(353)	(144)	(110)	14	(192)	(785)
Operating expenses
Reported	2	(4,058)	(3,343)	(429)	(1,503)	(445)	(8,041)
Significant items		224	30	24	333	19	630
– customer redress programmes		3	—	—	—	—	3
– impairment of goodwill and other intangibles		(184)	—	19	222	—	57
– restructuring and other related costs	5	402	30	5	111	19	567
– settlements and provisions in connection with legal and regulatory matters		3	—	—	—	—	3
Adjusted	2	(3,834)	(3,313)	(405)	(1,170)	(426)	(7,411)
Share of profit in associates and joint ventures
Reported		6	350	(384)	—	1	(27)
Significant items		—	—	462	—	—	462
– impairment of goodwill	6	—	—	462	—	—	462
Adjusted		6	350	78	—	1	435
Profit/(loss) before tax
Reported		84	3,187	(300)	(7)	110	3,074
Significant items		314	28	486	382	20	1,230
– revenue		90	(2)	—	49	1	138
– operating expenses		224	30	24	333	19	630
– share of profit in associates and joint ventures		—	—	462	—	—	462
Adjusted		398	3,215	186	375	130	4,304
Loans and advances to customers (net)
Reported		398,181	484,125	29,307	110,394	19,333	1,041,340
Adjusted		398,181	484,125	29,307	110,394	19,333	1,041,340
Customer accounts
Reported		593,172	732,367	40,815	177,478	24,882	1,568,714
Adjusted		593,172	732,367	40,815	177,478	24,882	1,568,714
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4 Comprises losses associated with the RWA reduction commitments we made at our business update in February 2020.
5    Includes impairment of tangible assets of $124m.
6    During the quarter, The Saudi British Bank ('SABB'), an associate of HSBC, impaired the goodwill that arose following the merger with Alawwal bank in 2019. HSBC's post-tax share of the goodwill impairment was $462m.

HSBC Holdings plc Earnings Release 3Q20	39

Earnings Release – 3Q20

Reconciliation of reported to adjusted results – geographical regions (continued)
		Quarter ended 30 Jun 2020
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported	2	4,556	7,021	689	1,701	714	13,059
Currency translation	2	200	72	(3)	15	15	279
Significant items		2	64	—	21	8	95
– customer redress programmes		(26)	—	—	—	—	(26)
– disposals, acquisitions and investment in new businesses		—	—	—	1	—	1
– fair value movements on financial instruments	3	(23)	64	—	10	7	58
– restructuring and other related costs	4	48	—	—	10	—	58
– currency translation on significant items		3	—	—	—	1	4
Adjusted	2	4,758	7,157	686	1,737	737	13,433
ECL
Reported		(2,017)	(818)	(278)	(379)	(340)	(3,832)
Currency translation		(84)	(13)	—	(5)	(16)	(118)
Adjusted		(2,101)	(831)	(278)	(384)	(356)	(3,950)
Operating expenses
Reported	2	(5,139)	(3,146)	(394)	(1,188)	(430)	(8,675)
Currency translation	2	(192)	(40)	2	(10)	(6)	(226)
Significant items		1,327	16	41	67	10	1,461
– customer redress programmes		49	—	—	—	—	49
– goodwill impairment		984	—	41	—	—	1,025
– restructuring and other related costs	5	239	17	—	68	11	335
– settlements and provisions in connection with legal and regulatory matters		4	—	—	—	—	4
– currency translation on significant items		51	(1)	—	(1)	(1)	48
Adjusted	2	(4,004)	(3,170)	(351)	(1,131)	(426)	(7,440)
Share of profit in associates and joint ventures
Reported		51	572	(87)	—	1	537
Currency translation		2	14	—	—	—	16
Adjusted		53	586	(87)	—	1	553
Profit/(loss) before tax
Reported		(2,549)	3,629	(70)	134	(55)	1,089
Currency translation		(74)	33	(1)	—	(7)	(49)
Significant items		1,329	80	41	88	18	1,556
– revenue		2	64	—	21	8	95
– operating expenses		1,327	16	41	67	10	1,461
Adjusted		(1,294)	3,742	(30)	222	(44)	2,596
Loans and advances to customers (net)
Reported		378,729	474,739	29,615	115,813	19,785	1,018,681
Currency translation		17,452	4,435	(275)	984	707	23,303
Adjusted		396,181	479,174	29,340	116,797	20,492	1,041,984
Customer accounts
Reported		562,505	723,072	41,197	180,489	25,117	1,532,380
Currency translation		25,896	5,292	(322)	1,132	694	32,692
Adjusted		588,401	728,364	40,875	181,621	25,811	1,565,072
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4 Comprises losses associated with the RWA reduction commitments we made at our business update in February 2020.
5    Includes impairment of software intangible assets of $173m.

40	HSBC Holdings plc Earnings Release 3Q20

Reconciliation of reported to adjusted results – geographical regions
		Quarter ended 30 Sep 2019
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported	2	4,229	7,715	703	1,619	679	13,355
Currency translation	2	193	36	(12)	(4)	(135)	76
Significant items		(66)	(20)	—	4	(2)	(84)
– customer redress programmes		118	—	—	—	—	118
– disposals, acquisitions and investment in new businesses		—	—	—	4	—	4
– fair value movements on financial instruments	3	(188)	(20)	—	—	(2)	(210)
– currency translation on significant items		4	—	—	—	—	4
Adjusted	2	4,356	7,731	691	1,619	542	13,347
ECL
Reported		(274)	(282)	(16)	(80)	(231)	(883)
Currency translation		(7)	(2)	(1)	—	50	40
Adjusted		(281)	(284)	(17)	(80)	(181)	(843)
Operating expenses
Reported	2	(4,389)	(3,305)	(358)	(1,240)	(445)	(8,147)
Currency translation	2	(183)	(4)	8	3	96	(78)
Significant items		570	27	3	17	3	620
– costs of structural reform	4	33	2	—	—	—	35
– customer redress programmes		488	—	—	—	—	488
– restructuring and other related costs		89	25	3	18	5	140
– settlements and provisions in connection with legal and regulatory matters		(64)	—	—	—	—	(64)
– currency translation on significant items		24	—	—	(1)	(2)	21
Adjusted	2	(4,002)	(3,282)	(347)	(1,220)	(346)	(7,605)
Share of profit in associates and joint ventures
Reported		10	523	(24)	—	3	512
Currency translation		1	7	—	—	(1)	7
Adjusted		11	530	(24)	—	2	519
Profit/(loss) before tax
Reported		(424)	4,651	305	299	6	4,837
Currency translation		4	37	(5)	(1)	10	45
Significant items		504	7	3	21	1	536
– revenue		(66)	(20)	—	4	(2)	(84)
– operating expenses		570	27	3	17	3	620
Adjusted		84	4,695	303	319	17	5,418
Loans and advances to customers (net)
Reported		377,153	478,015	28,091	111,963	22,611	1,017,833
Currency translation		20,084	8,204	(701)	(420)	(2,687)	24,480
Adjusted		397,237	486,219	27,390	111,543	19,924	1,042,313
Customer accounts
Reported		496,874	672,557	36,768	142,781	24,761	1,373,741
Currency translation		25,650	10,001	(896)	(443)	(3,124)	31,188
Adjusted		522,524	682,558	35,872	142,338	21,637	1,404,929
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4    Comprises costs associated with preparations for the UK’s exit from the European Union.

HSBC Holdings plc Earnings Release 3Q20	41

Earnings Release – 3Q20

Dividend on preference shares
A quarterly dividend of $15.50 per 6.20% non-cumulative US dollar preference share, Series A (‘Series A dollar preference share’), (equivalent to a dividend of $0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A dollar preference share), and £0.01 per Series A sterling preference share is payable on 15 March, 15 June, 15 September and 15 December 2020 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on 15 December 2020 to holders of record on 30 November 2020.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: Mark Tucker*, Laura Cha†, Henri de Castries†,
James Anthony Forese†, Steven Guggenheimer†, Irene Lee†, José Antonio Meade Kuribreña†, Heidi Miller†, Eileen K Murray†, David Nish†, Noel Quinn, Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr†.
*    Non-executive Group Chairman
†    Independent non-executive Director

42	HSBC Holdings plc Earnings Release 3Q20

Terms and abbreviations

1H19	First half of 2019
1H20	First half of 2020
1Q19	First quarter of 2019
1Q20	First quarter of 2020
2Q19	Second quarter of 2019
2Q20	Second quarter of 2020
3Q19	Third quarter of 2019
3Q20	Third quarter of 2020
4Q19	Fourth quarter of 2019
4Q20	Fourth quarter of 2020
9M19	Nine months to 30 September 2019
9M20	Nine months to 30 September 2020
AIEA	Average interest-earning assets
BoCom	Bank of Communications Co., Limited, one of China's largest banks
Bps	Basis points. One basis point is equal to one-hundredth of a percentage point
BSM	Balance Sheet Management
C&L	Credit and Lending
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CODM	Chief Operating Decision Maker
Corporate Centre	Corporate Centre comprises Central Treasury, our legacy businesses, interests in our associates and joint ventures, central stewardship costs and the UK bank levy
CRR II	Revised Capital Requirements Regulation and Directive, as implemented
DPD	Days past due
EBA	European Banking Authority
ECL	Expected credit losses. In the income statement, ECL is recorded as a change in expected credit losses and other credit impairment charges. In the balance sheet, ECL is recorded as an allowance for financial instruments to which only the impairment requirements in
IFRS 9 are applied
ESG	Environmental, social and governance
FTE	Full-time equivalent staff
FVOCI	Fair value through other comprehensive income
GBM	Global Banking and Markets, a global business
GEC	Group Executive Committee
GLCM	Global Liquidity and Cash Management
GPB	Global Private Banking, a former global business now part of Wealth and Personal Banking
Group	HSBC Holdings together with its subsidiary undertakings
GTRF	Global Trade and Receivables Finance
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc, also known as the non-ring-fenced bank
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
IAS	International Accounting Standards
IFRSs	International Financial Reporting Standards
IRB	Internal ratings based
JV	Joint venture
LCR	Liquidity coverage ratio
LGD	Loss given default
Mainland China	People’s Republic of China excluding Hong Kong and Macau
MENA	Middle East and North Africa
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue
NIM	Net interest margin
POCI	Purchased or originated credit-impaired financial assets
PRA	Prudential Regulation Authority (UK)
RBWM	Retail Banking and Wealth Management, a former global business now part of Wealth and Personal Banking
Revenue	Net operating income before ECL
RoE	Return on equity
RoTE	Return on average tangible equity
RWAs	Risk-weighted assets
SABB	The Saudi British Bank
ServCo group	Separately incorporated group of service companies set up in response to UK ring-fencing proposals
WPB	Wealth and Personal Banking, a global business
$m/$bn/$tn	United States dollar millions/billions/trillions. We report in US dollars
Registered office and Group Head office: 8 Canada Square, London, E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987
Paste the following link into your web browser, to view the associated PDF document.
https://www.hsbc.com/-/files/hsbc/investors/hsbc-results/2020/3q/hsbc-holdings-plc/201027-3q-2020-data-pack.pdf

HSBC Holdings plc Earnings Release 3Q20	43

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc
By:	/s/ Ewen Stevenson
Name:	Ewen Stevenson
Title:	Group Chief Financial Officer

Date: October 27, 2020